EXECUTION VERSION
Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
MEDALLIA, INC.
STEELY MERGER SUB, INC.,
STELLASERVICE INC.,
AND
SHAREHOLDER REPRESENTATIVE SERVICES LLC,

AS REPRESENTATIVE

DATED AS OF SEPTEMBER 1, 2020

8.5 Notices	54
8.6 Confidentiality	54
8.7 Public Disclosure	54
8.8 Third Party Expenses	54
8.9 Entire Agreement	54
8.10 No Third Party Beneficiaries	54
8.11 Specific Performance and Other Remedies	54
8.12 Severability	54
8.13 Governing Law	54
8.14 Exclusive Jurisdiction	54
8.15 Waiver of Jury Trial	54
8.16 Counterparts	54

INDEX OF EXHIBITS
Annex Description
Annex A Certain Defined Terms
Annex B Major Stockholders
Annex C Key Employees

Exhibit Description
Exhibit A Joinder Agreement
Exhibit B Form of Resignation Letter
Exhibit C Letter of Transmittal
Exhibit D Form of Stockholder Written Consent

Schedules
Schedule 1.8(j)(iii) Released Liens
Schedule 1.8(j)(iv) Transaction Bonuses
Schedule 5.9(b) Terminated or Amended Contracts

Disclosure Schedule

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of September 1, 2020, by and among Medallia, Inc., a Delaware corporation (“Parent”), Steely Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), StellaService Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Holders (the “Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.
W I T N E S S E T H:
WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have each unanimously determined that it is advisable and in the best interests of each corporation and their respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company will become a wholly owned subsidiary of Parent (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Legal Requirements, and in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and the Related Agreements (the “Transactions”).
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Transactions.
WHEREAS, a portion of the Total Consideration otherwise payable by Parent to the Holders in connection with the Transactions shall be held back by Parent as partial security for the indemnification obligations set forth in this Agreement which holdback shall be governed by the terms and conditions hereof.
WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Parent’s willingness to enter into this Agreement, each Stockholder listed on Annex B (each, a “Major Stockholder”) has executed and delivered to Parent a Joinder Agreement in the form set forth in Exhibit A (a “Joinder Agreement”) which is to become effective at the Effective Time.
WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Parent’s willingness to enter into this Agreement, each Key Employee is accepting an offer letter from Parent, which includes a non-competition and a non-solicitation provision (collectively, the “Key Employee Offer Letters”), and each of which is to become effective at the Effective Time.
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent is entering into an agreement with respect to a R&W Insurance Policy to be obtained in connection with the Transactions contemplated hereby.
NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER
1.1The Merger. On the terms and subject to the conditions set forth in this Agreement and applicable provisions of Delaware Law, on the Closing Date, Parent, Merger Sub, and the Company, shall effect the Merger, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly owned subsidiary of Parent. The Company, as the surviving corporation after the Merger, is sometimes referred to herein as the “Surviving Corporation”. On the Closing Date, the Company and Merger Sub shall cause to be filed the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of Delaware Law. The Merger shall become effective upon the acceptance by the Secretary of State of the State of Delaware of the Certificate of Merger or such other time as may be agreed by Parent and the Company and specified in the Certificate of Merger (such time, the “Effective Time”).
1.2The Closing.
(a)Closing Time and Location. The Merger and other Transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) on a date within three (3) Business Days following the satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 1.2(b) (other than those conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, 94304, unless another time or place is mutually agreed upon in writing by Parent and the Company and which may take place via the electronic exchange of documents. All transactions occurring at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.
(b)Closing Conditions.
(i)Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions contemplated by this Agreement shall be subject to the satisfaction as of the Effective Time of each of the following additional conditions (any of which may be waived, in writing, exclusively by Parent and Merger Sub (it being understood that each such condition is solely for the benefit of Parent and Merger Sub and may be waived in writing without notice, liability or obligation to any other Person)):
(A)Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.
(B)Representations and Warranties. Except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such particular date, all representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects on and as of the Closing with the same force and effect as if made on and as of the Closing (it being understood that all “Company Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded and not given effect for purposes of determining the truth and accuracy of the representations and warranties in clause (2)).
(C)Covenants. The Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company at or prior to the Closing.
(D)No Material Adverse Effect. There shall not have occurred and be continuing a Company Material Adverse Effect.
(E)Stockholder Approval. Stockholders holding shares of Company Capital Stock representing at least eighty-five percent (85%) of the Company Capital Stock (the “Required Vote”), on an as converted to Company Common Stock basis, entitled to vote on the Transactions shall have executed and delivered to Parent the Stockholder Written Consent with respect to such shares and such Stockholder Written Consent shall be in full force and effect.
(F)FIRPTA Certificate. Parent shall have received a copy of a FIRPTA compliance certificate in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.14452(c)(3), validly executed by a duly authorized officer of the Company.
(G)Company Board Resolutions. The Company shall have caused to be delivered to Parent certified copies of resolutions duly adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the Transactions contemplated hereby and thereby.
(H)Resignations. The Company shall have caused to be delivered to Parent duly executed resignation letters in the form attached hereto as Exhibit B from each member of the Company Board and each officer of the Company, effective as of the Effective Time.
(I)Employment Matters. Each of the Key Employee Offer Letters executed concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.
(J)Certificate of the Company. Parent shall have received a certificate from the Company, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company (the “Company Officer’s Certificate”) for and on the Company’s behalf, to the effect that, as of the Closing, the conditions set forth in Sections 1.2(b)(i)(B), 1.2(b)(i)(C), and 1.2(b)(i)(A) have been satisfied.
(K)Spreadsheet Certificate. Parent shall have received a certificate, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company, that the Payment Spreadsheet and disbursement schedule delivered pursuant to Section 1.8(c) is true, correct and complete.
(L)Certificate of Secretary of Company. Parent shall have received a certificate, validly executed by the Secretary of the Company, certifying (1) as to the terms and effectiveness of the Charter Documents, (2) as to the valid adoption of resolutions of the Company Board (whereby the Merger and the Transactions were unanimously approved by the Company Board) and

(3) that the Stockholders constituting the Requisite Stockholder Approval have adopted and approved the Merger, this Agreement and the consummation of the Transactions.
(M)Certificates of Good Standing. Parent shall have received a long form certificate of good standing from the Secretary of State of the State of Delaware which is dated within three (3) Business Days prior to Closing with respect to the Company and each of its Subsidiaries.
(N)Joinder Agreements. Parent shall have received Joinder Agreements duly executed by Holders whose aggregate Pro Rata Portions are at least eighty-five percent (85%) and all such Joinder Agreements shall be in full force and effect.

(O)280G Waivers. The 280G Waiver executed in accordance with Section 5.10 shall be in effect immediately prior to the date of solicitation of the 280G Approval.
(P) Section 280G Payments. With respect to any payments or benefits that Parent determines may constitute Section 280G Payments, (i) the 280G Approval shall have been obtained pursuant to Section 5.10, with respect to any such Section 280G Payments or (ii) the Stockholders shall have voted upon and disapproved such Section 280G Payments, such that the 280G Approval is not obtained, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Parent and its subsidiaries shall not have any liabilities with respect to such “parachute payments”.
(Q)SVB Payoff. The SVB Indebtedness shall have been repaid and cancelled in accordance with Section 1.8(j)(i).
(ii)Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction as of the Effective Time of the following additional conditions (any of which may be waived, in writing, exclusively by the Company (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing without notice, liability or obligation to any other Person)):
(A)Parent Board Resolutions. Parent shall have caused to be delivered to the Company certified copies of resolutions duly adopted by the Company Board and the Board of Directors of Merger Sub authorizing the execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the Transactions contemplated hereby and thereby.
(B)Representations and Warranties. Except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such particular date, the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (it being understood that all “material adverse effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded).
(C)Covenants. Parent and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by them at or prior to the Closing.

1.3Organizational Documents of the Surviving Corporation.
(a)Unless otherwise determined by Parent prior to the Effective Time, to the extent permissible under applicable Legal Requirements, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Legal Requirements and as provided in such certificate of incorporation; provided, however, that at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to change the name of the Surviving Corporation to “StellaService Inc.”.
(b)Unless otherwise determined by Parent prior to the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation as of the Effective Time until thereafter amended in accordance with applicable Legal Requirements and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.
1.4Directors and Officers of the Surviving Corporation.
(a)Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until his or her successor is duly elected and qualified.
(b)Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.
1.5General Effects of the Merger.  At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.6Effect of Merger on Capital Stock of Constituent Corporations.
(a)Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the respective stockholders thereof, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of Company Common Stock (and the shares of the Company Common Stock into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Company Capital Stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such shares of Company Common Stock.

(b)Company Capital Stock; Company Options; Company Warrants.
(i)Generally. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the respective stockholders thereof, each share of Company Capital Stock, each Vested Company Option and each Company Warrant (excluding (X) Cancelled Shares and Unvested Company Options, which shall be treated in the manner set forth in Section 1.6(b)(ii) and (Y) Dissenting Shares, which shall be treated in the manner set forth in Section 1.6(b)(iii)) issued and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive the following cash consideration upon the terms set forth in this Section 1.6 and throughout this Agreement (subject to the indemnification obligations set forth in this Agreement) and subject to the execution and delivery of a Letter of Transmittal and Joinder Agreement, if applicable, in the manner provided in Section 1.8 and, if such shares of Company Capital Stock are held in certificated form, the surrender of the certificate representing such shares of Company Capital Stock:
(A)with respect to each outstanding share of Company Series A-1 Preferred Stock: (1) the Per Share Total Closing Residual Consideration, (2) the portion of the Holdback Amount, if any, required to be delivered to the Holder of such share with respect thereto in accordance with Section 7.4(f), as and when such deliveries are required to be made and (3) the portion of the Representative Expense Fund, if any, required to be delivered to the Holder of such share with respect thereto in accordance with Section 1.6(b), as and when such deliveries are required to be made;
(B)with respect to each outstanding share of Company Series A-2 Preferred Stock: the Series A-2 Liquidation Amount;
(C) with respect to each outstanding share of Company Series B Preferred Stock: (1) the Per Share Total Closing Residual Consideration, (2) the portion of the Holdback Amount, if any, required to be delivered to the Holder of such share with respect thereto in accordance with Section 7.4(f), as and when such deliveries are required to be made and (3) the portion of the Representative Expense Fund, if any, required to be delivered to the Holder of such share with respect thereto in accordance with Section 1.6(b), as and when such deliveries are required to be made;
(D)with respect to each outstanding share of Company Common Stock: (1) the Per Share Total Closing Residual Consideration, (2) the portion of the Holdback Amount, if any, required to be delivered to the Holder of such share with respect thereto in accordance with Section 7.4(f), as and when such deliveries are required to be made and (3) the portion of the Representative Expense Fund, if any, required to be delivered to the Holder of such share with respect thereto in accordance with Section 1.6(b), as and when such deliveries are required to be made; provided that each outstanding share of Company Restricted Stock will be cancelled at the Effective Time for no consideration (for the avoidance of doubt, Company Restricted Stock that accelerates and vests immediately prior to the Effective Time will be treated as Company Common Stock for purposes of this Agreement);
(E)with respect to each unexpired, unexercised and outstanding Vested Company Option (which shall not be assumed by Parent and will, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the Optionholder thereof, as of immediately prior to the Effective Time, be cancelled in exchange for the right to receive): (1) the Closing Per Option Amount, (2) the portion of the Holdback Amount, if any, required to be delivered to the Holder of such Vested Company Option with respect thereto in accordance with Section 7.4(f), as and when such deliveries are required to be made and (3) the portion of the Representative Expense Fund, if any, required to be delivered to the Holder of such Vested Company Option with respect thereto in accordance with Section 1.6(b), as and when such deliveries are required to be made; and
(F)with respect to each unexpired, unexercised and outstanding in-the-money Company Warrant (which shall not be assumed by Parent and will, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the Warrantholder thereof, as of immediately prior to the Effective Time, be cancelled in exchange for the right to receive): (1) the Closing Per Warrant Amount, (2) the portion of the Holdback Amount, if any, required to be delivered to the Holder of such Company Warrant with respect thereto in accordance with Section 7.4(f), as and when such deliveries are required to be made and (3) the portion of the Representative Expense Fund, if any, required to be delivered to the Holder of such Company Warrant with respect thereto in accordance with Section 1.6(b), as and when such deliveries are required to be made.
“Merger Consideration” shall mean all of the amounts payable pursuant to Sections 1.6(b)(i)(A) through 1.6(b)(i)(F). Notwithstanding anything to the contrary herein, the portion of the consideration that constitutes the Holdback Amount and the Representative Expense Fund and otherwise would be payable at the Closing to each holder of Company Capital Stock, each holder of Vested Company Options and each holder of Company Warrants, if any, pursuant to Sections 1.6(b)(i)(A) through 1.6(b)(i)(F) shall be withheld at the Closing and (1) held back by Parent pursuant to Section 1.8(b)(iii) and (2) deemed deposited into the Representative Expense Fund pursuant to Section 1.8(b)(iv), which amounts will be distributed to the Holders in accordance with, and subject to, the terms and conditions of this Agreement and the Paying Agent Agreement, as applicable.
(ii)Cancelled Shares; Company Options; Company Warrants.
(A)Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the respective stockholders thereof, each share of Company Capital Stock that is issued and outstanding and held by the Company as of immediately prior to the Effective Time (“Cancelled Shares”) shall be cancelled without any consideration paid therefor. Neither Parent nor the Surviving Corporation will assume any Company Options or Company Warrants.
(B)At the Effective Time and without any further action on the part of Parent, Merger Sub, the Company or the holder of any Vested Company Options, each Vested Company Option that is outstanding, unexpired and unexercised as of immediately prior to the Effective Time shall be cancelled in exchange for the right to receive the consideration set forth in Section 1.6(b)(i)(E). The Company shall take all actions reasonably necessary to cause each Vested Company Option and the Plan to be cancelled and terminated as of the Effective Time such that immediately following the Closing, they shall no longer represent any equity or other interest in the Company other than the right to receive payment of any amounts due in accordance with this Agreement following the Effective Time. The Company and the Company Board (and any applicable committee thereof) shall, prior to the Effective Time, take all actions as are reasonably necessary in order to effectuate the terms of this Section 1.6(b)(ii)(B) and to ensure that no holder of Company Options shall have any rights from and after the Effective Time with respect to any such Company Options except as expressly provided in this Section 1.6(b)(ii)(B); provided, that such actions shall expressly be conditioned upon the consummation of the Merger and shall be of no force or effect if this Agreement is terminated prior to the Closing.

(C)At the Effective Time and without any further action on the part of Parent, Merger Sub, the Company or the holder of any Unvested Company Options, each Unvested Company Option that is outstanding, unexpired and unexercised as of immediately prior to the Effective Time shall be cancelled without the payment of any consideration in respect of such cancelled Unvested Company Option.
(D)At the Effective Time and without any further action on the part of Parent, Merger Sub, the Company or the holder of any Company Warrants, each in the money Company Warrant that is outstanding, unexpired and unexercised as of immediately prior to the Effective Time shall be cancelled in exchange for the right to receive the consideration set forth in Section 1.6(b)(i)(F). The Company shall take all actions reasonably necessary to cause each Company Warrant to be cancelled and terminated as of the Effective Time pursuant to its terms or an agreement with the holder thereof such that immediately following the Closing, they shall no longer represent any equity or other interest in the Company other than the right to receive payment of any amounts due, if any, in accordance with this Agreement following the Effective Time. The Company and the Company Board (and any applicable committee thereof) shall, prior to the Effective Time, take all actions as are reasonably necessary in order to effectuate the terms of this Section 1.6(b)(ii)(D) and to ensure that no holder of Company Warrants shall have any rights from and after the Effective Time with respect to any such Company Warrants except as expressly provided in this Section 1.6(b)(ii)(D); provided, that such actions shall expressly be conditioned upon the consummation of the Merger and shall be of no force or effect if this Agreement is terminated prior to the Closing.
(iii)Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and with respect to which the holder thereof has properly demanded appraisal rights in accordance with Delaware Law, and who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.6(b)(i) but the holder thereof shall only be entitled to such rights as are provided by Delaware Law. Notwithstanding the provisions of this Section 1.6(b)(iii), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive, upon delivery of a properly executed Letter of Transmittal and surrender of such holder’s Company Stock Certificate, if applicable, representing such shares, upon the terms set forth in this Section 1.6 and throughout this Agreement (including the indemnification and holdback provisions set forth in this Agreement), the consideration for Company Capital Stock set forth in Section 1.6(b)(i) without interest thereon. Prior to the Closing, the Company shall give Parent prompt notice and a copy of any written demand for appraisal received by the Company and/or any of its Affiliates pursuant to the applicable provisions of Delaware Law. After the Closing, Parent shall give the Representative prompt notice of any written demand for appraisal received by Parent and/or any of its Affiliates (including the Surviving Corporation) pursuant to the applicable provisions of Delaware Law. Neither Parent nor any of its Affiliates (including the Surviving Corporation), on the one hand, nor the Representative, on the other hand, shall make or cause to be made any payment with respect to any such demands or offer to settle or settle any such demands without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed. After the Closing, any communication to be made by Parent and/or any of its Affiliates (including the Surviving Corporation), on the one hand, and the Representative, on the other hand, to any such demanding Stockholder with respect to such demands shall be submitted to the other party in advance and shall not be presented to any such demanding Stockholder prior to such Person receiving the other party’s written consent, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, from and after such time that the Indemnifying Parties no longer have indemnification obligations pursuant to Section 7.2(a)(iv), none of Parent or its Affiliates (including the Surviving Corporation) shall have any obligation to notify, communicate with or otherwise seek the approval of the Representative, and no approval of the Representative shall be required, pursuant to this Section 1.6(b)(iii).
1.7Calculation.  For purposes of calculating the amount of cash payable to each Holder pursuant to this Agreement, including for purposes of calculating each Holder’s respective portions of the Holdback Amount and for the amounts placed into the Representative Expense Fund, (i) the consideration payable in respect of all shares of Company Capital Stock (excluding Dissenting Shares) held by each Stockholder shall be calculated on a certificate-by-certificate basis and (ii) the consideration payable in respect of Company Options shall be calculated on a grant-by-grant basis; provided, however, that in no event shall the maximum amount of cash payable to all Holders pursuant to this Agreement exceed the Total Consideration; provided, further, that any Transaction Payroll Taxes owing by the Company with respect to amounts payable in respect of Company Common Stock and/or Company Options pursuant to Section 1.6 shall reduce the amounts payable on a certificate-by certificate basis or a grant-by-grant basis, as applicable.
1.8Payment of Merger Consideration for Company Capital Stock.
(a)Paying Agent. Wilmington Trust, National Association, a national association, or any financial institution selected by Parent in its sole discretion (such approval not to be unreasonably withheld, delayed or conditioned), shall serve as the Paying Agent (the “Paying Agent”) for the Merger pursuant to the terms of the Paying Agent Agreement. Parent and the Company shall cooperate and shall deliver all materials to the Paying Agent as required under the Paying Agent Agreement or otherwise reasonably requested by the Paying Agent in connection with the performance of its duties under the Paying Agent Agreement.
(b)Parent Closing Payments.
(i)At the Effective Time, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation after the Effective Time) to, pay to the Paying Agent the amount of cash payable to the Holders at the Closing pursuant to Section 1.6(b)(i) and as set forth on the Payment Spreadsheet in respect of all shares of Company Capital Stock and Company Warrants held by such Holder outstanding as of immediately prior to the Effective Time.
(ii)At the Effective Time, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation after the Effective Time) to, pay to the Surviving Corporation in respect of all Vested Company Options the amount of cash payable to the Holders at the Closing pursuant to Section 1.6(b)(i) and as set forth on the Payment Spreadsheet in respect of all Vested Company Options held by such Holders outstanding as of immediately prior to the Effective Time. For purposes of clarity, the Closing Per Option Amount with respect to each Vested Company Option shall be paid through the Surviving Corporation’s payroll system on the first (1st) or the second (2nd) normal payroll date of the Company following the Effective Time, and the portion of the Holdback Amount and Representative Expense Fund entitled to be distributed to holders of Vested Company Options shall be paid to the Company for the benefit of the holders of Vested Company Options and shall be paid to such holders in accordance with their respective Pro Rata Portions with respect to Vested Company Options through the Surviving Corporation’s payroll system on the first (1st) or the second (2nd) normal payroll date of the Surviving Corporation following the Surviving Corporation’s receipt of such funds to be distributed to such holders of Vested Company Options.
(iii)At the Closing, Parent shall be entitled to retain the Holdback Amount in accordance with the terms of this Agreement and each Holder shall be deemed to have contributed such Holder’s Aggregate Pro Rata Portion of the Holdback Amount. The Holdback Amount shall constitute partial security for the indemnification obligations of such Stockholder pursuant to Article VII and shall be held and distributed in accordance with the provisions of this Agreement.
(iv)On the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation after the Effective Time) to, pay the Representative Expense Amount to the Representative to hold (the “Representative Expense Fund”) under the terms of this Agreement. The Representative Expense Fund will be used for the purposes of paying directly, or reimbursing the Representative for, any Representative Expenses pursuant to this Agreement and the Related Agreements. The Holders will not receive any interest or earnings on the Representative Expense Fund and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Upon deposit of the Representative Expense Amount with the Representative in accordance with this Section 1.8(b)(iv), for all purposes Parent shall be deemed to have paid each Holder’s Aggregate Pro Rata Portion of the Representative Expense Fund (and Parent shall have no further liability with respect thereto) and then each such Holder shall be deemed to have voluntarily contributed such amount to the Representative Expense Fund. Any withholding in respect of such deemed contribution shall be satisfied from the Merger Consideration owing to the Holder on the Closing Date and, for the avoidance of doubt, the amount of the Representative Expense Fund (if any) that is returned to the Holders shall not again be subject to information reporting or withholding.
(c)Payment Spreadsheet.  At least three (3) Business Days prior to the Closing, the Company shall deliver to Parent a payment spreadsheet file (the “Payment Spreadsheet”) which includes the following information (which, for the avoidance of doubt, may be specified on one or multiple tabs):
(i)the amount and calculation of the Base Consideration, the Total Consideration, the Total Closing Consideration and the Total Closing Residual Consideration;
(ii)the amount of the aggregate Series A-2 Liquidation Amount in respect of all outstanding shares of the Company Series A-2 Preferred Stock;
(iii)the number of Total Outstanding Common Shares;
(iv)the amount and calculation of the Closing Per Option Amount with respect to each Vested Company Option;
(v)the amount and calculation of the Closing Per Warrant Amount with respect to each Company Warrant;
(vi)the Holdback Amount to be held back by Parent in respect of each Holder’s Aggregate Pro Rata Portion;

(vii)the Aggregate Pro Rata Portion of the Representative Expense Fund in respect of each Holder;
(viii)the Aggregate Exercise Amount;
(ix)with respect to each Stockholder: (A) the name and email address of such Stockholder, and, if available, the mailing address of such Stockholder, (B) whether such Stockholder is a current or former Employee of the Company (or any Subsidiary), (C) the number, class and series of shares of Company Capital Stock held by such Stockholder and the respective certificate number or Book Entry number, as applicable, (D) the date of acquisition of such shares, (E) whether any Taxes are to be withheld in accordance with Section 1.9 that such Stockholder is entitled to receive pursuant to Section 1.6(b), (F) the cash consideration that such Stockholder is entitled to receive at the Closing pursuant to Section 1.6(b) (on a certificate-by-certificate basis and in the aggregate), (G) the Pro Rata Portion of such Stockholder, (H) the amount of cash to be held back by Parent in respect of the Holdback Amount and the amount of cash to be deemed deposited in the Representative Expense Fund (on a certificate-by-certificate basis based on such Stockholder’s Pro Rata Portion with respect to each such certificate and on an aggregate basis based on such Stockholder’s Aggregate Pro Rata Portion), (I) such Stockholder’s Loan Repayment Amount, if any, and (J) the net cash amounts to be paid to such Stockholder at the Closing after giving effect to the foregoing clauses (H and I) (on a certificate-by-certificate basis and in the aggregate);
(x)with respect to each Optionholder: (A) the name and email address of such Optionholder, and, if available, the mailing address of such Optionholder, (B) whether such holder is a current or former employee of the Company (or any Subsidiary), (C) the number of shares of Company Common Stock subject to and the exercise price per share in effect for each Company Option (broken out on an option-by-option basis), (D) the grant date of such Company Option, (E) the vesting schedule (including all acceleration provisions) applicable to such Company Option and the extent to which such Company Option is vested as of immediately prior to the Effective Time, (F) whether any Taxes are to be withheld in accordance with Section 1.9 that such Optionholder is entitled to receive pursuant to Section 1.6(b), (G) the cash consideration that such holder is entitled to receive at Closing pursuant to Section 1.6(b) based on such Optionholder’s Pro Rata Portion, (H) the Pro Rata Portion of such Optionholder, (I) the amount of cash to be held back by Parent in respect of the Holdback Amount and the amount of cash to be deemed deposited in the Representative Expense Fund (on an option-by-option basis based on such Optionholder’s Pro Rata Portion with respect to each such option and in the aggregate based on such Optionholder’s Aggregate Pro Rata Portion) on behalf of such Optionholder, and (J) the net cash amounts to be paid to such holder at the Closing after giving effect to the foregoing clause (I) (on an option-by-option basis and in the aggregate);
(xi) with respect to any share of Company Capital Stock or any other security of the Company, that, in each case, would be deemed a “covered security” under Treasury Regulations Section 1.6045-1(a)(15), such holder’s date of acquisition and adjusted basis in such shares;
(xii)with respect to each Warrantholder: (A) the name and email address of such Warrantholder, and, if available, the mailing address of such Warrantholder, (B) whether such holder is a current or former Employee of the Company (or any Subsidiary), (C) the number of shares of Company Common Stock subject to and the exercise price per share in effect for each Company Warrant (broken out on an option-by-option basis), (D) the grant date of such Company Warrant, (E) the vesting schedule (including all acceleration provisions) applicable to such Company Warrant and the extent to which such Company Warrant is vested as of immediately prior to the Effective Time, (F) the cash consideration that such holder is entitled to receive at the Closing pursuant to Section 1.6(b) (on an warrant-by-warrant basis and in the aggregate) and (G) the Pro Rata Portion of such Warrantholder; (H) the amount of cash to be held back by Parent in respect of the Holdback Amount and the amount of cash to be deemed deposited in the Representative Expense Fund (on an warrant-by-warrant basis based on such Warrantholder’s Pro Rata Portion with respect to each such warrant and in the aggregate based on such Warrantholder’s Aggregate Pro Rata Portion) on behalf of such Warrantholder, and (I) the net cash amounts to be paid to such holder at the Closing after giving effect to the foregoing clause (H) (on an warrant-by-warrant basis and in the aggregate);
(xiii)a funds flow spreadsheet, in form and substance reasonably satisfactory to Parent, showing: (i) the aggregate amount of cash to be delivered by Parent to: (A) the Paying Agent pursuant to Section 1.8(b)(i), (B) the Surviving Corporation pursuant to Section 1.8(b)(ii), and (C) the Representative pursuant to this Agreement and (ii) wire transfer instructions for each payment to be made by Parent or the Paying Agent reflected therein, including wire transfer instructions with respect to (A) the Company’s third party payroll provider and (B) payments to be made to third parties in respect of Specified Liabilities.
Amounts set forth in the Payment Spreadsheet shall be calculated by the Company in accordance with the Charter Documents, as applicable. Parent and the Paying Agent may rely upon the Payment Spreadsheet, and in no event will Parent, the Paying Agent or any of their respective Affiliates (including the Surviving Corporation) have any liability to any Holder or other Person on account of payments made in accordance with the terms of this Agreement and as set forth on the Payment Spreadsheet.
(d)Payment Procedures. As soon as reasonably practicable after the Closing, and in any event within two (2) Business Days thereafter, the Paying Agent shall mail a letter of transmittal in the form set forth in Exhibit C (a “Letter of Transmittal”) and any applicable Tax forms that the Paying Agent may reasonably require in connection therewith (collectively, the “Exchange Documents”) to the record address of each holder of Company Capital Stock and Company Warrants; provided, that, (i) any electronic mailing shall satisfy the delivery requirement herein and (ii) the Exchange Documents shall be provided to any Major Stockholder at least three (3) calendar days prior to the Closing Date and Parent shall cause the Paying Agent to pay on the Closing Date any amount owed to a Major Stockholder that completes and returns the Exchange Documents at least two (2) days prior to the Closing Date. Each holder of Company Capital Stock or Company Warrants shall deliver to the Paying Agent properly executed Exchange Documents, and, with respect to each Stockholder, if such shares of Company Capital Stock are held in certificated form, a certificate representing the relevant shares of Company Capital Stock (the “Company Stock Certificates”). After receipt of duly executed and properly completed Exchange Documents, the Paying Agent shall promptly (but in no event more than two (2) Business Days after receipt of the properly completed Exchange Documents) pay to each such Holder that has delivered to the Paying Agent duly executed and completed Exchange Documents, together with the corresponding Company Stock Certificates, if applicable, an amount equal to the amount of cash to which such holder is entitled under Section 1.6 to the accounts designated by such Holder in such Holder’s Letter of Transmittal and the Company Stock Certificates, if any, so surrendered shall be cancelled. Until so surrendered, each Company Stock Certificate outstanding after the Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the cash amounts payable hereunder in exchange for shares of Company Capital Stock (without interest). Subject to Section 1.8(e), no portion of the Merger Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and validly executed Exchange Documents pursuant hereto.

(e)Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificate shall have been lost, stolen or destroyed, the Paying Agent or Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation after the Effective Time) to, pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration, if any, payable in respect thereto pursuant to Section 1.6(b) upon the making of an affidavit of that fact by the holder thereof in the form included in the Letter of Transmittal.
(f)Transfers of Ownership. If any cash amounts are to be disbursed pursuant to Section 1.6 and this Section 1.8 to a Person other than the Person whose name is reflected on the Company Stock Certificate or in Book Entry, as applicable, surrendered in exchange therefor, it will be a condition of the payment thereof that the Company Stock Certificate or Book Entry, as applicable, so surrendered will be in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of any portion of the Merger Consideration in any name other than that of the registered holder of the Company Stock Certificate or Book Entry, as applicable, surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.
(g)Paying Agent to Return Merger Consideration. At any time following the last day of the sixth (6th) month following the Closing Date, the Paying Agent shall deliver to Parent or its designated successor or assign all cash amounts that have been deposited with the Paying Agent pursuant to Section 1.8(b)(i), not disbursed to the holders of shares represented by Company Stock Certificates or Book Entry, as applicable, or Company Warrants pursuant to Section 1.8(d), and thereafter such holders shall be entitled to look only to Parent and/or the Surviving Corporation (subject to the terms of Section 1.8(i)) only as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 1.8(d) upon the due surrender of such Company Stock Certificates, if applicable, and duly executed Exchange Documents, if applicable, in the manner set forth in Section 1.8(d). No interest shall be payable for the cash amounts delivered to Parent pursuant to the provisions of this Section 1.8(g) and which are subsequently delivered to the holders of shares represented by Company Stock Certificates or Book Entry, as applicable, or Company Warrants.
(h)No Further Ownership Rights in Company Capital Stock. Following the consummation of the Merger, the cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.
(i)No Liability. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Paying Agent, the Surviving Corporation, or any party hereto shall be liable to a Stockholder for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.
(j)Statement of Specified Liabilities; Payoff Letters; Invoices; Transaction Bonuses.
(i)Without limitation to any other provision of this Agreement, in making any payment in respect of any Specified Liabilities at the Closing and in calculating the Total Consideration, Parent shall be entitled to rely on a statement (the “Statement of Specified Liabilities”)

setting forth the Company’s good faith estimate of (i) all unpaid Third Party Expenses incurred by or on behalf of the Company or its Subsidiaries and unpaid as of the Closing, (ii) the SVB Indebtedness and (iii) all Change in Control Payments. The Company shall deliver the Statement of Specified Liabilities no later than three (3) Business Days prior to the Closing Date. The Statement of Specified Liabilities shall include wire instructions for each payment of Third Party Expenses, each Change in Control Payment, and the SVB Indebtedness (the “Repaid Indebtedness”). At the Closing, Parent shall pay, or shall cause one of its Subsidiaries (including the Surviving Corporation after the Effective Time) to pay, the Third Party Expenses, the Change in Control Payments, the Repaid Indebtedness, the First Contingent Purchase Price Payment (as defined in the Charter Documents) and the Second Contingent Purchase Price Payment (as defined in the Charter Documents).
(ii)No later than three (3) Business Days prior to the Closing Date, the Company shall obtain from each holder of Repaid Indebtedness, and deliver to Parent, an executed payoff letter, in form and substance reasonably acceptable to Parent, setting forth: (i) the amounts required to pay off in full on the Closing Date, the Repaid Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; (ii) upon payment of such amounts, a release of the Company and each of its Subsidiaries; and (iii) the commitment of the creditor to release all Liens, if any, that the creditor may hold on any of the assets of the Company and each of its Subsidiaries prior to the Closing Date, and attaching an IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any other necessary Tax forms or any similar information requested by or on behalf of Parent in writing (each, a “Payoff Letter”).
(iii)Prior to, or at the Closing, the Company shall file (or arranged to be filed) all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to effect the release of all Liens set forth in Schedule 1.8(j)(iii). No later than three (3) Business Days prior to the Closing Date, the Company shall deliver invoices to Parent in respect of all Third Party Expenses set forth on the Statement of Specified Liabilities. The Company shall take all necessary action to ensure that Third Party Expenses shall not be incurred by the Company after the Closing Date without the express prior written consent of Parent. The Company’s Subsidiaries shall not incur any Third Party Expenses.
(iv)At the Closing, Parent shall pay the Transaction Bonuses to the individuals and in the respective amounts set forth on Schedule 1.8(j)(iv).
1.9Withholding Taxes.  The Company, the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Legal Requirements and shall be provided any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable. To the extent such amounts are so deducted or withheld and paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that such amounts are not so deducted and withheld, any such amounts imposed by a Governmental Entity shall be treated as Indemnified Taxes for purposes of this Agreement.
1.10Company Loans.  In the event that any Holder as a borrower has outstanding loans from the Company as of the Effective Time, the cash portion of any amounts payable to such holder or pursuant to Section 1.6 hereof, if any, shall be reduced by an amount equal to the outstanding principal plus accrued interest, if any, of such Holder’s loans as of the Effective Time, plus any other amounts owed by such Holder to the Company (collectively, such Holder’s “Loan Repayment Amount”). Such loans shall be satisfied as to the amount by which the cash consideration is reduced pursuant to this Section 1.10. To the extent the consideration payable to such Holder is so reduced, such amount shall be treated for all purposes under this Agreement as having been paid to such Holder.
1.1Taking of Further Action.  If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, or to vest Parent with full right, title and possession to all of the Company Capital Stock, then each of the Surviving Corporation, Parent and the officers and directors of each of the Surviving Corporation and Parent are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.
ARTICLE II

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY
Subject to such exceptions as are disclosed in the specific section, subsection or sub-clause of the disclosure schedule delivered by the Company to Parent on the date hereof (the “Disclosure Schedule”) the Company hereby represents and warrants to Parent and Merger Sub, as of the date of this Agreement and as of the Closing Date, as follows:
2.1Organization and Good Standing.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to the Company’s business as currently conducted, except where the failure to be so qualified or licensed would not be material to the Company and its Subsidiaries, taken as a whole. The Company has Made Available true, correct and complete copies of its certificate of incorporation, as amended to date, and bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the “Charter Documents”). There has been no violation of any provisions of the Charter Documents and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Stockholders or the Company Board or any committee of the Company Board. Since the date that the Charter Documents were Made Available, the Company Board has not approved or proposed any amendment, and no amendment has been effected, to any of the Charter Documents. Neither the Company nor any of its Stockholders has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the Company or the winding up or cessation of its business or affairs.
2.2Authority and Enforceability.
(a)The Company has all requisite corporate power and authority, including the unanimous approval of the Company Board, to enter into this Agreement and any Related Agreements to which it is a party and, subject to receipt of the Requisite Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no further corporate or other action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Transactions, other than the adoption of this Agreement and approval of the Merger by the Stockholders of the Company who hold at least a majority of the voting power of the outstanding shares of Company Capital Stock, voting together as a single class on an as converted into Company Common Stock basis, including (i) the affirmative vote of holders of sixty percent (60%) of the issued and outstanding shares of the Company Series A Preferred Stock, voting together as a single class on as converted basis, and the affirmative vote of holders of sixty-six percent (66%) of the issued and outstanding shares of the Company Series B Preferred Stock, voting together as a single class on as converted basis (collectively, the “Requisite Stockholder Approval”). The Requisite Stockholder Approval is the only vote of the Stockholders required under applicable Legal Requirements, Delaware Law, the Charter Documents and all Contracts to which the Company is a party to legally adopt this Agreement and approve the Merger and the other Transactions.
(b)The Company Board has unanimously determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its Stockholders, approved this Agreement and the Transactions, and recommended to the Stockholders to vote in favor of adoption of this Agreement and approval of the Transactions. The Company Board has taken all necessary actions so that any restrictions on business combinations under applicable Legal Requirements are not applicable to this Agreement and the Transactions and no “control share acquisition,” “fair price,” “moratorium” or other antitakeover Legal Requirement applies to this Agreement or the Transactions.
(c)This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (i) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (ii) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (clauses (i) and (ii) collectively, the “Enforceability Limitations”).
2.3Governmental Approvals and Consents.  No Consent or Order or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company or any Subsidiary in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary is a party or the consummation of the Merger, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.
2.4No Conflicts.  The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any of its Subsidiaries is a party, and the consummation of the Transactions, will not conflict with or result in any breach, violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under, require any payment under, or result in the imposition of any Lien (other than a Permitted Lien) upon any material assets or properties of the Company or its Subsidiaries or any of the equity securities of the Company or its Subsidiaries under, or require any notice, consent, filing, waiver or approval of any Person pursuant to or under, (any such event, a “Conflict”) (a) any provision of the Charter Documents or the organizational documents of any Subsidiary, as amended, (b) any Material Contract, (c) any Legal Requirement or Order applicable to the Company or any Subsidiary or (d) any Company Authorization, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel such Company Authorization. Section 2.4 of the Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals of parties to any Contracts as are required thereunder in connection with the Merger or any other Transactions, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all rights of, and benefits to, the Company and its Subsidiaries, as the case may be, under such Contracts from and after the Effective Time.
2.5Company Capital Structure.
(a)The authorized capital stock of the Company consists solely of 307,314,457 shares of Company Common Stock and 153,806,918 shares of Company Preferred Stock, of which 86,453,346 shares of Company Common Stock are issued and outstanding on the date hereof; 38,167,927 shares of Company Series A-1 Preferred Stock, of which 38,167,927 are issued and outstanding; 13,665,320 shares of Company Series A-2 Preferred Stock, of which 13,665,320 are issued and outstanding; and 101,973,671 shares of Company Series B Preferred Stock, of which 100,928,060 are issued and outstanding. As of the date hereof, the Company Capital Stock is held by the Persons and in the amounts set forth in Section 2.5(a) of the Disclosure Schedule which further sets forth for each such Person the number of shares held, class and/or series of such shares and the email addresses of record of such Persons. Section 2.5(a) of the Disclosure Schedule shall be updated solely to reflect any exercises of Company Options or Company Warrants occurring between the date of this Agreement and the Closing Date. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by any Legal Requirements, the Charter Documents, or any Contract to which the Company is a party or by which it is bound.
(b)All outstanding shares of Company Capital Stock, Company Options and all Company Warrants have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company or any Stockholder) in compliance with all applicable Legal Requirements, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company or any Stockholder) in accordance with, and not in violation of, any preemptive right, right of first refusal, purchase option, subscription right or similar right or limitation. No shares of Company Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities Legal Requirements). The Company does not have any liability (contingent or otherwise) or claim, loss, damage, deficiency, cost or expense relating to or arising out of the issuance or repurchase of any Company Capital Stock, or out of any agreements or arrangement relating thereto (including any amendment of the terms of any such agreement or arrangement). Except as set forth on Section 2.5(b) of the Disclosure Schedule, there are no declared but unpaid dividends with respect to any shares of Company Capital Stock. Other than the Company Capital Stock set forth in Section 2.5(a) of the Disclosure Schedule, the Company has no other capital stock authorized, issued or outstanding.
(c)There are no, nor have there ever been, any shares of Company Restricted Stock issued or outstanding.
(d)Except for the Plan, neither the Company nor any Subsidiary has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity or equity-related compensation to any Person (whether payable in shares, cash or otherwise). As of the date hereof, the Company has reserved 79,621,920 shares of Company Common Stock for issuance to Employees and directors of the Company upon the issuance of stock or the granting or purchase of restricted stock or the granting of restricted stock units granted under the Plan, of which (i) 17,988,235 shares are issuable upon the exercise of outstanding, unexercised options granted under the Plan, (ii) 53,728,565 shares have been issued upon the exercise of options granted under the Plan and remain outstanding as of the date hereof and (iii) 7,905,120 shares remain available for future grant. Each award agreement governing the grant of a Company Option was duly executed and delivered by each party thereto and is in full force and effect. Each grant of a Company Option has been authorized by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required Stockholder approval by the necessary number of votes or written consents. Section 2.5(d) of the Disclosure Schedule sets forth, with respect to each Company Option, the name of each holder of Company Options, the email address of record of such holder, the maximum number of shares of Company Common Stock that may be issued upon exercise or conversion of any Company Option held by such Optionholder, whether such holder is an Employee, and the grant date, exercise price, the vesting schedule, including whether such vesting is subject to acceleration as a result of the Transactions or any other events, and whether such Company Option is a nonstatutory option qualifies as an incentive stock option as defined in Section 422 of the Code. Each Company Option (x) has an exercise price at least equal to the fair market value of the underlying share of Company Common Stock as of the grant date, (y) has not had its exercise date or grant date delayed or “back-dated” and (z) has been issued in compliance in all material respects with all applicable Legal Requirements and properly accounted for in all material respects in accordance with GAAP. The terms of the Plan and the applicable agreements for each Company Option allow for the treatment of Company Options as provided in this Agreement, without the consent or approval of the holders of such securities, the Stockholders or otherwise and without any acceleration of the exercise schedules or vesting provisions in effect for such Company Options. True and complete copies of forms of all agreements and instruments relating to or issued under the Plan have been Made Available to Parent.
(e)The Company has taken all actions necessary (under any the Plan, any applicable Legal Requirement, the stock option award agreements or otherwise) to effectuate the provisions of Section 1.6 and to ensure that, from and after the Effective Time, each individual who held a Company Option at any time prior to the Effective Time shall cease to have any rights with respect thereto, except as specifically set forth in Section 1.6.
(f)Except for Company Options and Company Warrants, there are no outstanding or authorized options, warrants, calls, stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any Subsidiary (whether payable in shares, cash or otherwise) or any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchange for, securities having the right to vote) on any matters on which any Stockholder may vote. Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or any Subsidiary. Except as disclosed in Section 2.5(f) of the Disclosure Schedule, there are no agreements to which the Company or any Subsidiary is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock. Section 2.5(f) of the Disclosure Schedule identifies, as of the date of this Agreement: (i) each Employee or other Person with an offer letter or other Contract that contemplates the grant of an option or other equity award to purchase shares of Company Capital Stock or other securities of the Company, or who has otherwise been promised any options or any equity awards or other securities of the Company (each such Employee or other Person, a “Specified Person”), except for options or other equity awards that have been granted, or other securities that have been issued prior to the date of this Agreement and reflected on Section 2.5(d) of the Disclosure Schedule, and (ii) the number of shares of Company Capital Stock or other securities of the Company, type of award, equity award or other security of the Company promised to such Specified Person. As a result of, and immediately following, the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.
(g)Section 2.5(g) of the Disclosure Schedule sets forth a list of all loans made by the Company to any Employee or Holder that is outstanding, together with the total amount of (i) outstanding principal and (ii) accrued interest, each as of the date hereof.
(h)The Payment Spreadsheet is accurate, correct and complete in all respects as of immediately prior to the Effective Time, and it reflects an allocation of the Merger Consideration which is in all respects in accordance with the terms of this Agreement.
2.6Company Subsidiaries.  Section 2.6 of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity of which the Company owns, directly or indirectly, more than fifty percent (50%) of the securities or other interests entitled to vote on the election of the members of the board of directors or similar governing body or otherwise has the power to direct the business and policies of any of the foregoing Persons (each, a “Subsidiary”). Each Subsidiary is a corporation, limited liability company or similar legal entity duly organized, validly existing and in good standing (or in compliance with any comparable concept in the applicable jurisdiction) under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary has the corporate power to own or lease its assets and properties and to carry on its business as currently conducted. Each Subsidiary is duly qualified or licensed (to the extent such concepts are applicable) to do business and is in good standing in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications or licenses necessary, except where the failure to be so qualified or licensed would not be material to the Company or its Subsidiaries, taken as a whole. All of the outstanding shares or other equity interests of each Subsidiary are owned of record and beneficially by the Company or a wholly owned Subsidiary of the Company. Section 2.6 of the Disclosure Schedule lists the holders of all of the outstanding shares or other equity interests of each Subsidiary. All outstanding shares or other equity interests of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, any charter documents, bylaws or similar organizational documents of such Subsidiary, or any agreement to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with all applicable Legal Requirements, charter documents, bylaws, equityholder agreements and/or other similar organizational documents, and are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted. Neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other Person, or has any obligation to make an investment in any other Person. There are no options, warrants, calls, puts, subscription rights, preemptive rights, commitments or agreements of any character, written or oral, to which any Subsidiary is a party or by which any Subsidiary is bound obligating such Subsidiary to issue, deliver, transfer, sell, repurchase or redeem, or cause to be issued, delivered, transferred, sold, repurchased or redeemed, any shares of the capital stock or other equity interests of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no Contracts or understandings in effect with respect to the voting or transfer of any of the capital stock or other equity interests of any Subsidiary. There are no outstanding or authorized warrants, calls, stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries or any bonds, debentures, notes or other indebtedness of any

Subsidiary having the right to vote (or convertible into, or exchange for, securities having the right to vote) on any matters on which any equity holder of such Subsidiary may vote. Neither the Company nor any of its Subsidiaries have made or are obligated to make any future investment in or capital contribution to any Person. Neither the Company nor any of its Subsidiaries have guaranteed or are responsible or liable for any obligation of any other entity.
2.7Company Financial Statements; Internal Financial Controls.
(a)Section 2.7(a) of the Disclosure Schedule sets forth the Company’s (i) audited consolidated balance sheets as of December 31, 2017, December 31, 2018 and December 31, 2019, and the related consolidated statements of income, cash flow and stockholders’ equity for the respective twelve (12) month periods then ended (the “Year End Financials” and the Year End Financials for the fiscal year ended December 31, 2019, the “Most Recent Audit”), and (ii) unaudited consolidated balance sheet as of June 30, 2020 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the month then ended (the “Interim Financials”). The Year End Financials and the Interim Financials (collectively referred to as the “Financials”) have been prepared in accordance with GAAP consistently applied on a consistent basis throughout the periods indicated and consistent with each other (except that the Interim Financials do not contain footnotes, and may include year-end adjustments and other presentation items that may be required by GAAP, none of which are material in amount or significance in any individual case or in the aggregate). The Financials present fairly the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The Company’s unaudited consolidated balance sheet as of June 30, 2020 is referred to hereinafter as the “Current Balance Sheet”. The Books and Records of the Company and each Subsidiary have been, and are being, maintained, in all material respects, in accordance with applicable legal and accounting requirements and the Financials are consistent with and have been prepared in accordance with such Books and Records.
(b)The Company and each Subsidiary adheres to a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials), in accordance with GAAP. Neither the Company nor any Subsidiary has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any Subsidiary, (ii) any Fraud that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary or (iii) any claim or allegation regarding any of the foregoing.
(c)All accounts receivable of the Company are reflected in the Books and Records and, to the extent arising prior to the Balance Sheet Date, reflected in the Financial Statements in accordance with GAAP consistently applied, and all accounts receivable represent valid and enforceable obligations arising from bona fide sales actually made or services actually performed in the ordinary course of business and are not subject to any defenses, credits, setoffs or counterclaims. Except to the extent paid before Closing, such accounts receivables are, or will be as of the Closing, current, collectible and valid, net of any reserves for bad debts set forth on the Current Balance Sheet. No Person has any Lien on any accounts receivable of the Company or any of its Subsidiaries and no request or agreement for deduction or discount has been made with respect to any accounts receivable of the Company or any of its Subsidiaries.

(d)Neither the Company, nor any Subsidiary has billed any amount (i) materially in advance of the start date of the relevant term, or (ii) materially in advance of the contractually specified billing period (e.g., no annual bills have been issued with respect to a Contract that specifies quarterly billing terms).
(e)Neither the Company, nor any Subsidiary has granted any payment terms to any customer or supplier exceeding ninety (90) calendar days with respect to any amounts to be paid to the Company or to any Subsidiary.
2.8No Undisclosed Liabilities. Neither the Company nor any Subsidiary has any liability, whether accrued, unaccrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, or due or to become due (in any case, whether or not required to be reflected in financial statements prepared in accordance with GAAP), except for those liabilities (a) which have been reflected in the Current Balance Sheet, (b) incurred pursuant to this Agreement, or (c) which have arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date prior to the date hereof (none of which is a liability for violations of any Legal Requirement or for tort, infringement or breach of contract or warranty) and do not exceed $250,000 in the aggregate.
(b)The Company’s application for the PPP Loan, including all representations and certifications contained therein, was true, correct and complete in all material respects and was otherwise completed in all material respects in accordance with all guidance issued in respect of the Paycheck Protection Program. The Company has used the proceeds of the PPP Loan solely for the purposes permitted by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and has complied in all material respects with all requirements of the CARES Act and Paycheck Protection Program in connection therewith.
2.9No Changes.  Since the Balance Sheet Date, except for actions and Transactions expressly contemplated by this Agreement and the Related Agreements, the business of the Company and the Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and (a) no Company Material Adverse Effect has occurred, and (b) neither the Company nor any Subsidiary has taken or omitted to take any action that would result in a breach of Section 4.1 or require the consent of Parent under Section 4.2 if taken or omitted to be taken, or proposed to be taken or omitted to be taken, as applicable, after the date hereof.
2.10Tax Matters.
(a)Tax Returns and Payments. Each return, report, statement, declaration, estimate, schedule, notice, notification, form or other similar document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including any amendment thereof or attachment thereto (each, a “Tax Return”) required to be filed by the Company or any Subsidiary with any Governmental Entity (the “Company Returns”) with respect to income and other material Taxes: (i) have been filed on or before the applicable due date (including any extensions of such due date); and (ii) have been accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All Taxes required to be paid by the Company or the Subsidiaries have been timely paid. The Company and its Subsidiaries have properly collected from its customers and other third parties all sales, use, value added and other similar Taxes, timely remitted such Taxes to the appropriate Governmental Entity, and complied in all material respects with any applicable

Legal Requirements related to such Taxes. The Company has delivered or Made Available to Parent accurate and complete copies of all income and other material Company Returns for each of the last three (3) fiscal years as of the date of this Agreement.
(b)Reserves for Payment of Taxes. Any liability for unpaid Taxes of the Company and its Subsidiaries as of the Balance Sheet Date has been accrued on the Financials in accordance with GAAP. Neither the Company nor any Subsidiary has incurred any liability for Taxes since the Balance Sheet Date outside of the ordinary course of business.
(c)Audits; Claims. There is no claim, audit, action, suit, or proceeding now pending (or, to the Knowledge of the Company, threatened) against or with respect to the Company or any of its Subsidiaries in respect of any Tax. Any past claim, audit, action, suit, or proceeding has been completed and fully resolved to the satisfaction of the applicable Governmental Entity conducting such claim, audit, action, suit, or proceeding and all Taxes determined by such audit to be due from the Company or any of its Subsidiaries have been paid in full to the applicable Governmental Entity. Neither the Company nor any Subsidiary nor any representative thereof has received from any Governmental Entity any: (i)  written notice indicating an intent to open an audit or other review; (ii) written request for information related to Tax matters; or (iii) written notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Company Returns is still in effect. No claim or legal proceeding is pending (or, to the Knowledge of the Company, threatened) against the Company or any Subsidiary in respect of any Tax. There are (and immediately following the Effective Time there will be) no Liens for Taxes upon any of the assets of the Company or any Subsidiary except for Permitted Liens.
(d)Distributed Stock. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(e)Tax Indemnity Agreements. Neither the Company nor any Subsidiary has: (i) ever been a member of an affiliated group (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than a group, the common parent of which was the Company), (ii) ever been a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (other than any such agreement or arrangement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes), nor does the Company or any of its Subsidiaries owe any amount under such an agreement or arrangement, (iii) any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Legal Requirement (including any arrangement for group or consortium relief or similar arrangement)) as a transferee or successor, by Contract (other than any such Contract entered into in the ordinary course of business, the primary purpose of which is not related to Taxes), by operation of Legal Requirement or otherwise, (iv) incurred a dual consolidated loss within the meaning of Section 1503 of the Code, or (v) ever been a party to any joint venture, partnership or other arrangement that has been treated as or would reasonably be expected to be treated as a partnership for Tax purposes.
(f)FIRPTA. Neither the Company nor any Subsidiary is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(g)No Other Jurisdictions for Filing Tax Returns. Section 2.10(g) of the Disclosure Schedule contains a complete and accurate list of all jurisdictions in which the Company and each of its Subsidiaries files or has filed Tax Returns for income Tax purposes since inception. There are no jurisdictions in which the Company or any Subsidiary is required to file a Tax Return other than the jurisdictions in which the Company or such Subsidiary has filed Tax Returns. Neither the Company nor any Subsidiary is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country. No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction, nor is any such claim threatened, and nor does the Company have any Knowledge of any basis for any such claim.
(h)Tax Rulings and Incentives. Neither the Company nor any Subsidiary has entered into any arrangement (including “rulings”) with any Tax authority that is still in effect. Neither the Company nor any Subsidiary has made any Tax election except as disclosed in the Tax Returns filed. Section 2.10(h) of the Disclosure Schedule describes the terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order with regard to the payment of Taxes applicable to the Company or any of its Subsidiaries (each, a “Tax Incentive”) that is still in effect. Copies of any documents relating to any such Tax Incentives have been Made Available to Parent. Parent and its Affiliates will not be liable to any Governmental Entity after the Closing for any amounts benefiting the Company or any Subsidiary before the Closing under or with respect to any Tax Incentives (including as a result of a termination thereof or disqualification therefrom).
(i)Transfer Pricing. The Company and each Subsidiary is in compliance in all material respects with all applicable transfer pricing Legal Requirements, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company or any Subsidiary are arm’s length prices for purposes of the relevant transfer pricing Legal Requirements, including Treasury Regulations promulgated under Section 482 of the Code.
(j)Tax Shelters; Listed Transactions. Neither the Company nor any Subsidiary has consummated or participated in, nor is the Company or any Subsidiary currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has ever participated in, nor is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Legal Requirements. The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign Legal Requirement).
(k)Withholding. Each of the Company and its Subsidiaries: (i) has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Legal Requirements); (ii) has, within the time and in the manner prescribed by applicable Legal Requirements, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Entities or authorized depository (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income and employment Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant non-U.S. income and employment Tax withholding Legal Requirements; and (iii) has timely filed all withholding Tax Returns, for all periods.

(l)Change in Accounting Methods; Closing Agreements. Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including under Section 481 or Section 263A of the Code (or any similar provision of applicable Tax Legal Requirements); (ii) closing agreement as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Tax Legal Requirements) executed on or prior to the Closing Date; (iii) deferred intercompany gain or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of applicable Tax Legal Requirements) arising from transactions occurring on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date (other than amounts received in the ordinary course of business); (vi) election under Section 108(i) of the Code (or any similar provision of applicable Legal Requirements) made on or prior to the Closing Date; or (vii) the application of Section 965 of the Code (or any similar provision of applicable Legal Requirements) with respect to any income of the Company or any of its Subsidiaries for a taxable period ending on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code (or any similar provision of applicable Legal Requirements).
(m)Accounting. The Company uses and has used for the last three taxable years the accrual method of accounting for tax purposes.
(n)Section 280G. There is no agreement, plan, arrangement or other Contract covering any Employee that, considered individually or considered collectively with any other such Contracts, could be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or that could be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code or agreement, plan, arrangement or other Contract by which the Company or any Subsidiary is bound to compensate any Employee for excise taxes payable pursuant to Section 4999 of the Code.
(o)Section 83(b) Matters. The Company has delivered to Parent correct and complete copies of all election statements under Section 83(b) of the Code with respect to any Company Restricted Stock or other property issued by the Company to any of its Employees, non-employee directors or other service providers. A valid election under Section 83(b) of the Code was timely made in connection with any issuance of any shares of Company Capital Stock that were eligible for such an election.
(p)Section 409A. Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”) is, and has been, established, administered and maintained in all material respects in compliance with the requirements of Section 409A. There is no Contract to which the Company is a party, including the provisions of this Agreement, covering any Employee, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to, or otherwise reimburse, any Employee for Tax-related payments under Section 409A.
2.11        Real Property.  Neither the Company nor its Subsidiaries owns any real property. Section 2.11 of the Disclosure Schedule sets forth a list of all material real property currently leased, subleased or licensed by or from the Company or any Subsidiary or otherwise occupied by the Company or any Subsidiary (collectively, the “Leased Real Property”). Section 2.11 of the Disclosure Schedule sets forth a list of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property (collectively, the “Lease Agreements”). The Company and the Subsidiaries currently occupy all of the Leased Real Property for the operation of its business. There are no other parties occupying, or with a right to occupy, the Leased Real Property. Neither the Company nor any Subsidiary owes brokerage commissions or finders’ fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements. The Leased Real Property is in good operating condition and repair and is maintained in a manner consistent with standards generally followed with respect to similar properties. Neither the operation of the Company or any Subsidiary on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such Leased Real Property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.
2.13Tangible Property.  The Company and each Subsidiary has good and valid title to, or, in the case of leased properties and leased assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for Permitted Liens. The material items of equipment owned or leased by the Company and each of its Subsidiaries constitute all property necessary or useful to conduct the business of the Company and any of its Subsidiaries as they are currently conducted and as they are currently planned to be conducted. The material items of equipment owned or leased by the Company or any Subsidiary are (i) are adequate for the conduct of the business of the Company and the Subsidiaries as currently conducted, (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear and (iii) are available for immediate use in the business and operation of the Company and all of its Subsidiaries are currently conducted.
2.13Intellectual Property.
(a)Company Products. Section 2.13(a)(i) of the Disclosure Schedule identifies each Company Product by name and version, indicating for each whether such Company Product is a Company Proprietary Product or a Company Open Source Product. Section 2.13(a)(ii) includes a complete and accurate list of all Software and other Technology currently used by the Company and its Subsidiaries, other than Off the Shelf Software or Open Source Software, to generate the Company Products, including, for Software that is Company Proprietary Products or Company Technology, title and most current version and release number.
(b)Ownership Free and Clear. The Company and/or each of the Subsidiaries (i) exclusively own all right, title and interest to and in the Company Proprietary Products and the Company IP, and the items set forth or required to be set forth on Section 2.13(c) of the Disclosure Schedule, and (ii) own all right, title, and interest to and in, or are licensed to use or otherwise have the right to use perpetually and with no material limitations (except as set forth in the applicable Inbound License) all Intellectual Property Rights and Technology used in or necessary to the conduct of the business of the Company and its Subsidiaries, in each case of (i) and (ii), free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing:
(i)all documents and instruments necessary to register or perfect the rights of the Company and the Subsidiaries in the Company Registered IP have been validly executed, delivered and filed in a timely manner with the applicable Governmental Entity;

(ii)each Employee and Developer has signed a valid and enforceable written agreement irrevocably assigning all Intellectual Property Rights and Technology created by such Employee or Developer, respectively, within the scope of such Employee’s or Developer’s duties to the Company or such Subsidiary, and containing confidentiality provisions prohibiting such Employee or Developer, respectively, from using or disclosing trade secrets or confidential information of the Company and the Subsidiaries, that in each case is substantially in the Company’s then-current standard form of such applicable contract, which forms have been Made Available to Parent (each a “Confidentiality and Invention Assignment Agreement”), and, to the Knowledge of the Company, no Employee or Developer is in violation of such agreement;
(iii)no Employee, Developer or former employer of any Employee has asserted to the Company in writing any claim, right or interest to or in any Company IP or Company Technology;
(iv)to the Knowledge of the Company, no Employee is, or in the past five (5) years, has been, in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality in a manner that is material to the business of the Company;
(v)no funding, facilities or personnel of any Governmental Entity were used to develop or create any Company IP in a manner giving rise to such Governmental Entity having any claim of ownership or license to any such Company IP;
(vi)each of the Company and the Subsidiaries (A) has taken all reasonable steps to maintain and protect the Company Proprietary Products, Company IP and Company Technology and the confidentiality of all of its and their confidential and proprietary information and trade secrets and any confidential information or trade secrets provided to the Company or a Subsidiary under an obligation of confidentiality, and (B) has used reasonable business judgment in deciding what information not to retain as confidential, including decisions as to which Intellectual Property Rights and Technology to distribute and license as Open Source Software or otherwise permit to become subject to an Open Source License; and
(vii)neither the Company nor any Subsidiary is currently a member or promoter of, or a contributor to, any industry standards body or similar organization, in a manner that has resulted in any requirement or obligation of the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company IP, Company Proprietary Product or Company Technology.
(c)Registered IP. Section 2.13(c) of the Disclosure Schedule identifies (i) each item of Registered IP that is Company IP or that, in the four (4) years prior to the date of the Closing Date, was filed or was otherwise active in the name of the Company or a Subsidiary (“Company Registered IP”); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application (or applicable registrar, in the case of domain names), any applicable registration or serial number and the date of such registration or filing; (iii) each other Person (other than the Company) who has any ownership interest in such item of Company Registered IP; and (iv) all Company IP that Company contemplates filing as Registered IP within the twelve (12) months after the date of this Agreement. All filings, payments and other actions required to be made or taken to maintain each item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, the Company Registered IP is not invalid, materially restricted in its scope or corresponding rights, or unenforceable. To the Knowledge of the Company, there is no basis for a claim that any Company Registered IP (excluding applications) is invalid or unenforceable. Except as set forth in Section 2.13(c) of the Disclosure Schedule, there are no actions that must be taken by the Company or any Subsidiary within ninety (90) calendar days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of perfecting, maintaining or renewing any Company Registered IP.
(d)Effects of the Merger. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of the Transactions or any such other agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP, Company Proprietary Product or Company Technology; (ii) the release, disclosure or delivery of any Company Proprietary Product or Company Technology by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP, Company Proprietary Product, Company Technology or any other Intellectual Property Rights or Technology owned by, or licensed to (A) the Company or any Subsidiary or (B) Parent or any of its Affiliates; (iv) Parent, any of its Affiliates, the Company, or any Subsidiary, becoming bound by or subject to any noncompete or other restriction on the operation or scope of their respective businesses;, or (v) payment of any royalties or other license fees with respect to Intellectual Property Rights or Technology of any third party in excess of those payable by the Company or any Subsidiary in the absence of this Agreement or the Transactions.
(e)No Infringement. Neither the Company or any Subsidiary, nor the operation of its or their business (including the use, sale, development, marketing, or exploitation of the Company Products) is infringing, misappropriating or otherwise violating, or has, infringed, misappropriated or otherwise violated, any Intellectual Property Right or other rights of any other Person, and the operation of the business of the Company and the Subsidiaries (including the use, sale, development, marketing, or exploitation of the Company Products) does not constitute unfair competition or trade practices under any applicable Legal Requirement. Without limiting the generality of the foregoing: (i) no infringement, misappropriation or similar claim or legal proceeding is currently pending or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary; (ii) neither the Company nor any Subsidiary has received any written notice or other communication (A) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right by the Company or its Subsidiaries of another Person, (B) demanding or inviting the Company or any Subsidiary to license the Intellectual Property Right of another Person, or (C) claiming that a Company Product or the operation of the business of the Company or any Subsidiary constitutes unfair competition or trade practices under any applicable Legal Requirements; and (iii) none of the Company IP is subject to any outstanding Order or Contract restricting the use thereof by the Company or any Subsidiary. To the Knowledge of the Company,(x) no Person has infringed, misappropriated, or otherwise violated, and (y) no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Since January 1, 2015, Company has not sent written notice to any Person alleging that such Person has infringed, misappropriated or otherwise violated any Company IP.
(f)Software.
(i)To the Knowledge of the Company, none of the Company Products, or the Computer Systems used in connection with the operation of the business of the Company or any Subsidiary, contain any undisclosed “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) damaging, destroying, taking, appropriating, or exfiltrating any data or file without the user’s consent (collectively, “Harmful Code”)
(ii)Neither the Company nor any Subsidiary, nor any other Person acting on any of their behalf, has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or deposited or agreed to deposit with any escrow agent or other Person, any source code that is Company Technology, other than to Employees or Developers bound by a Confidentiality and Invention Assignment Agreement.
(g)Use of Open Source Code.
(i)Neither the Company nor any Subsidiary has incorporated any Open Source Software into any Company Proprietary Product, or used any Open Source Software, in a manner or relation that has resulted in or could result in any requirement that the Company or such Subsidiary disclose, license or distribute, or grant any rights or immunities (including any patent non-asserts or patent licenses) to such Company Proprietary Product, or any other Company IP or Company Technology, and the Company and each Subsidiary has adopted and implemented reasonable policies and procedures designed to protect against such requirements.
(ii)Each of the Company and the Subsidiaries has complied in all material respects with all of the terms and conditions of each applicable Open Source License governing the Open Source Software included in or used to provide any Company Product, including all requirements pertaining to attribution and copyright notices.
(h)Privacy and Data Protection.
(i)Section 2.13(h)(i) of the Disclosure Schedule sets forth a description of the types of Personal Data collected or obtained by or for the Company or any Subsidiary through any means, including through Internet websites and mobile applications owned, maintained or operated by or for the Company or any Subsidiary (“Company Sites”) and by, through, or in connection with Company Products, including any Personal Data provided by third Persons to the Company or any Subsidiary. The Company, each Subsidiary, the Company Sites and the Company Products, and all third parties acting on behalf of the Company or any Subsidiary or that have access to Private Data collected, maintained, or processed by or for the Company or any Subsidiary comply, and have at all times complied, with all applicable Privacy Laws, including those relating to (x) the privacy of users of Company Sites and Company Products; and (y) the collection, use, storage, retention, hosting, disclosure, security, transmission, interception, transfer, disposal and any other processing of any Private Data by or for the Company or any Subsidiary.
(ii)Neither the execution, delivery and performance of this Agreement nor the transfer of all of the Company’s and each of the Subsidiaries’ databases and other information from or relating to customers and all non-customer end users of the Company Sites and the Company Products, including all Private Data maintained by or for the Company or the Subsidiaries, from the Company or the Subsidiaries to Parent or any subsidiary of Parent will constitute or result in a breach or violation of any Privacy Law or any Company Privacy Policy. Copies of all Company Privacy Policies have been Made Available. None of the disclosures made or contained in any Company Privacy Policies has been inaccurate, misleading or deceptive (including by containing any material omission). With respect to each Person performing services for the Company or any Subsidiary that the Company or such Subsidiary has permitted to access, maintain, or otherwise process Private Data or Confidential Information, the Company or such Subsidiary has obtained a written agreement from such Person that binds such Person to at least the same restrictions and conditions that apply to the Company or such Subsidiary with respect to such Private Data or Confidential Information and to implement reasonable and appropriate means for protecting such Private Data or Confidential Information from unauthorized access, use, disclosure, and processing;.
(iii)Section 2.13(h)(iii) of the Disclosure Schedule accurately identifies (and the Company has Made Available a true, correct, and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company, any of its Subsidiaries, or any of advisers regarding any actual, alleged or suspected violation of any Privacy Law by (x) the Company or any of its Subsidiaries or any Person performing for the Company or any of its Subsidiaries, or (y) any of their respective Advisers or customers, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence. There is no, and has been no, complaint to, or any audit, proceeding, investigation (formal or informal) or Action, in each case, against the Company, any of its Subsidiaries, or any of their respective customers (in the case of customers, to the extent relating to any Company Product or Company Site or the practices of the Company or any of its Subsidiaries or any Person performing for the Company or any of its Subsidiaries) by any private party, the Federal Trade Commission, any data protection authority, or any other Governmental Entity, with respect to (A) the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, security, possession, interception, or other processing of any Private Data by or for the Company or any of its Subsidiaries or (B) the security, confidentiality, availability, or integrity of any Computer Systems or of any Private Data or Confidential Information used, processed or maintained by or for the Company or any of its Subsidiaries.
(i)Data Security Measures. The Company and each Subsidiary has at all times implemented, maintained, and monitored reasonable and appropriate measures with respect to technical, administrative, and physical security to preserve and protect the confidentiality, availability, security, and integrity of all Computer Systems, as well as all Private Data, Confidential Information, and other data, information, and Technology used, collected, handled, transmitted, stored, or otherwise processed by or for the Company or any Subsidiary. Such measures have included a written information security program that has been regularly tested, reviewed, and updated, and have included steps to protect the Computer Systems from infection by Harmful Code, access by unauthorized Persons, or access by authorized Persons that exceeds the Person’s authorization; performing and documenting risk assessment and management procedures of the Company and its Subsidiaries; and the Company and its Subsidiaries conforming with industry best practices pertaining to cyber security controls and secure programming techniques. Neither the Company nor any Subsidiary has made public statements regarding the Company’s or its Subsidiaries’ information security practices or policies other than those made in the Company Privacy Policies that have been Made Available. The Company’s and each Subsidiary’s information security practices and policies conform, and at all times have conformed, to all Privacy Laws and Company Privacy Policies. There has been no loss, destruction or alteration of, or unauthorized access to, or use, acquisition or other processing of, any Private Data, Confidential Information, or other data, information or Company IP collected, handled, transmitted, processed, or stored by or for the Company or any Subsidiary.
(j)Computer Systems. The Computer Systems:

(i)are functioning and have functioned consistently and accurately in all material respects (except for pre-planned maintenance shut downs) and in accordance with all applicable specifications;
(ii)are configured and maintained to minimize the effects of Harmful Code;
(iii)have been regularly and properly maintained, supported and replaced, are in satisfactory working order and are suitable for their current use;
(iv)have sufficient capability, capacity and performance to meet the current business requirements of the Company and each Subsidiary and there are no plans to change, replace, develop, or update them or any material part of them;
(v)include (or the Company has in its possession or control) sufficient user information to enable reasonably skilled personnel in the field to use and operate the Computer Systems (other than any elements of the Computer Systems which are owned or controlled by third parties) without the need for further assistance from a third party;
(vi)comply with the terms of all relevant Contracts entered into by the Company and/or its Subsidiaries, including all Material Contracts; and
(vii)have the benefit of appropriate warranty and/or maintenance and support agreements, which include emergency support and are sufficient to remedy or compensate any material defect disclosed by the Company in the Disclosure Schedule or that may otherwise be reasonably contemplated to occur, to the extent made available by the applicable vendor.
(k)Business Continuity. Adequate security and confidentiality arrangements are in force in relation to the Computer Systems, Company Products and Company Technology, and there is in place in respect of the Company and each Subsidiary a reasonable and appropriate disaster recovery plan which would enable the business of the Company and of all Subsidiaries to continue if there were significant damage to or destruction of some or all of the Computer Systems, Company Products and Company Technology, a complete and accurate copy of which has been Made Available.
(1)Security Incidents. There has not been any:
(i)breakdown, malfunction, error, defect or failure in the Computer Systems, Company Products and/or Company Technology or destruction or loss of any data maintained or processed thereon or thereby;
(ii)Harmful Code affecting the Computer Systems, Company Products and/or Company Technology; or
(iii)actual breach of security measures, electronic intrusion, unauthorized access, denial of access, denial of service (including DDoS events), hacking, or other similar event involving the Computer Systems, Company Products and/or Company Technology;
nor, so far as the Company is aware, are there any circumstances which may give rise to any such matters reasonably likely to have an adverse effect on, or cause disruption or loss to, the Company or any Subsidiary.

2.14Material Contracts.
(a)Section 2.14(a) of the Disclosure Schedule identifies any Material Contract in effect as of the date hereof to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their assets is bound or under which the Company or any Subsidiary has any obligation. As used herein, the Contracts described below, whether or not set forth in Section 2.14(a) of the Disclosure Schedule, shall constitute the “Material Contracts” provided, to the extent any Contract entered into between the date hereof and Closing would otherwise have been deemed a Material Contract under the terms herein, such Contract will be deemed a Material Contract:
(i)that is a Contract with (1) a Substantial Customer or (2) a Substantial Supplier;
(ii)pursuant to which the Company or any Subsidiary has expressly appointed another party as dealer, distributor, sales representative, value added reseller, remarketer, channel partner, referrer, reseller or any other similar appointment of any of the Company Products (collectively, “Reseller Agreements”) under which the Company or such Subsidiary has paid fees or shared revenue with the counterparty to such Contract in the fiscal year ending December 31, 2019 in excess of $10,000;
(iii)pursuant to which the Company or any Subsidiary is bound to, or has committed to provide or license, any Company Product to any third party on an exclusive basis;
(iv)imposing any express restriction on the right or ability of the Company or any Subsidiary: (A) to compete with any other Person or to engage in any line of business in any market or geographic area, or to sell, license, manufacture or otherwise distribute any Company Products, or to provide services, to any customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market; or (B) to acquire any Technology, or any services, from any other Person, to sell any Company Product to or perform any services for any other Person; provided that the foregoing shall not require the disclosure of any non-disclosure agreements entered into in the ordinary course of business or any agreements between the Company and its Subsidiaries or among its Subsidiaries restricting the decision-making authority of any Employee or Adviser of the Company or any such Subsidiary or otherwise imposing any of the above express restrictions on the Company or any of its Subsidiaries;
(v)that grants any right of first refusal, right of first offer or similar rights with respect to any material assets, rights, securities or other interests (including any Company Capital Stock or Company Options) or properties of the Company or any of the Subsidiaries;
(vi)that constitutes an Inbound License;
(vii)that constitutes an Outbound License;
(viii)pursuant to which the Company has engaged a Person (other than a Subsidiary of the Company) to develop any material Company IP on terms that are not substantially equivalent to the Company’s standard terms for engaging independent contractors, and excluding Inbound Licenses or Outbound Licenses and the agreements excluded therefrom;
(ix)that is a Contract with any union, works council or similar labor entity or labor organization;

(x)that is a Lease Agreement;
(xi)that provides for any capital expenditures by the Company or any Subsidiary in excess of $10,000 individually or $25,000 in the aggregate or committed future capital expenditures by the Company or any Subsidiary in excess of $10,000 individually;
(xii)providing for the settlement or conciliation of any material Action;
(xiii)providing for or relating to the acquisition, issuance or transfer of any securities of any Person (other than the Company or any Subsidiary) or for the acquisition or disposition (however structured) by the Company or any Subsidiary of any business or any material assets (other than in the ordinary course of business) of any Person;
(xiv)providing for any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien with respect to the Company or any Subsidiary;
(xv)providing for any guaranty, pledge, performance or completion bond or surety arrangement by, for the benefit of, or on behalf of the Company or any Subsidiary;
(xvi)that is a Contract with an Interested Party (other than in such Interested Party’s capacity as an Employee);
(xvii)that is an offer letter, employment agreement, individual consulting or individual independent contractor Contract or other Contract for the engagement of any person on a full-time, part-time or individual consulting basis (a) with aggregate annualized cash compensation in excess of $150,000 and/or (b) that is not terminable by the Company or any Subsidiary at will without penalty or further payment and without more than sixty (60) calendar days’ notice;
(xviii)that grants any non-statutory severance or termination pay or benefits or non-statutory post-termination payments (in cash or otherwise) to any Employee;
(xix)constituting any (A) prime contract, subcontract, letter contract, material task order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or a prime contractor or higher-tier subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or a prime contractor or higher-tier subcontractor of any Governmental Entity;
(xx)that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $50,000 in the aggregate; or (B) the performance of services having a value in excess of $50,000 in the aggregate excluding any customer Contracts, and offer letters, employment agreements, individual consulting or individual independent contractor Contracts;
(xxi)that was entered into outside the ordinary course of business or was inconsistent with any past practices of the Company or any of its Subsidiaries; and

(xxii)creating or governing any partnership or joint venture or any similar arrangement involving co-investment between the Company or any Subsidiary and a third party or any sharing of revenues, profits or losses, other than any Reseller Agreements.
(b)The Company has Made Available true, correct and complete copies of all written Material Contracts in effect as of the date hereof, including all amendments, supplements and other modifications thereto. Section 2.14(b) of the Disclosure Schedule provides an accurate description of the terms of any Material Contract that is not in written form. Each Material Contract is valid and in full force and effect and is enforceable against the Company and by the Company or the Subsidiaries in accordance with its terms, subject to the Enforceability Limitations. No event has occurred, and no circumstance or condition exists, that (A) (with or without notice or lapse of time) will, or would reasonably be expected to: (i) result in a material violation or breach by the Company or any Subsidiary of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate, rescind, avoid, repudiate or modify any Material Contract, or (B) has already caused the occurrence of any of the events described in any of the foregoing clauses (A)(i)-(iv). Neither the Company nor any of its Subsidiaries have materially violated or breached, or committed any material default under, any Material Contract, and, to the Knowledge of the Company, no other Person has materially violated or breached, or committed any material default under, any such Material Contract. Neither the Company nor any Subsidiary has received any written notice or, to the Knowledge of the Company, any oral notice, regarding any actual or possible violation or breach of, or default under, any Material Contract. Neither the Company nor any Subsidiary has received any written notice or, to the Knowledge of the Company, any oral notice from a Person threatening to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract). Neither the Company nor any of its Subsidiaries have waived any of its material rights under any Material Contract.
(c)Neither the Company, nor any Subsidiary has entered into any Contract which restricts, in any material respect, the Company or any Subsidiary in its ability to solicit for hire, or hire, any Person for employment or in a consulting or other representative capacity.
(d)Neither the Company, nor any Subsidiary is a party to any Contract that provides for any of the following:
(i)most favored pricing or any most favored terms for any Person other than the Company or a Subsidiary;
(ii)gross limit on fees or amounts becoming due by customers (regardless of users or usage);
(iii)committed discounts for future purchases or renewals, outside of the ordinary course of business, that are greater than thirty percent (30%) of the Company’s or of the respective Subsidiary’s current list price or current hourly professional services rates;
(iv)caps or other limitations on the ability of the Company or any Subsidiary to increase fees that (i) exceed two (2) years in duration, and/or (ii) are less than five percent (5%) per annum; or

(v)product feature commitments or customer-specific functionality either provided verbally or in writing.
(e)Section 2.14(e) of the Disclosure Schedule contains a list of the top twenty (20) customers of the Company by:
(i)total revenue for the twelve (12) and six (6) month periods ending on December 31, 2019 and June 30, 2020, respectively;
(ii)total recurring revenue for the twelve (12) and six (6) month periods ending on December 31, 2019 and June 30, 2020, respectively (each such customer listed in clauses (i) and (ii) being a “Substantial Customer”); and
(iii)a list of the twenty (20) largest suppliers by total expense (on a consolidated expenses basis) for the twelve (12) and six (6) month periods ending on December 31, 2019 and June 30, 2020 (each such supplier being a “Substantial Supplier”).
(f)Since January 1, 2018, no Substantial Customer or Substantial Supplier has (i) ceased to do business with the Company or any Subsidiary; (ii) substantially reduced its dealings with the Company or any Subsidiary (other than pursuant to the terms of an existing agreement in existence as of January 1, 2018); or (iii) given written notice that it will do any such things.
(g)No commitment or obligation is owed by the Company or any Subsidiary to any Substantial Customer other than pursuant to the terms of any Contract or any purchase order pursuant thereto, in each case that has been Made Available.
(h)Other than as set out in the relevant Contract that has been Made Available, since January 1, 2018, neither the Company nor any Subsidiary has given or paid or received (or agreed to give, pay or receive) any discount, volume rebates, allowances, commission payments or the like (whether or not legally binding) to any of its Substantial Customers or Substantial Suppliers other than in the ordinary course of business.
(i)Neither the Company nor any Subsidiary has agreed to any credit terms with any of its Substantial Customers or Substantial Suppliers that are materially different from the credit terms in the Contracts that were Made Available. No Substantial Customer or Substantial Supplier has been regularly more than sixty (60) calendar days late in making payments due to the Company or to any Subsidiary.
(j)Neither the Company nor any Subsidiary has received any written notice from any Substantial Customer or any Substantial Supplier regarding any of the following: (A) termination, non-renewal or breach of any Material Contract; (B) material reduction in use of products or services; or (C) renegotiation of any terms of any Material Contract.
(k)There are no Contracts to provide any of the following:
(i)product enhancements or maintenance of product customizations (other than in the ordinary course of business),
(ii)support for a particular product version (including any prohibition or limit on declaring the end-of-life of a version); or

(iii)contractual commitments for free end-user support.
2.15Employee Benefit Plans.
(a)Schedule. Section 2.15(a)(1) of the Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and each Employee Agreement, including a specific designation of each Company Employee Plan and Employee Agreement providing severance or post-termination payments and/or benefits or providing obligations in case of a change of control of the Company. Neither the Company nor any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by Legal Requirement or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Legal Requirement, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement. Section 2.15(a)(2) of the Disclosure Schedule sets forth a table setting forth the name, hiring date, title supervisor, annual salary or base wages, commissions, bonus (target, maximum and any amounts paid for the current year), classification pursuant to the applicable industry-wide collective bargaining agreement, organization of working time (full-time, part-time, temporary employee), average weekly overtime hours and accrued but unpaid vacation balances of each current employee of the Company and each of its Subsidiaries as of the date hereof, including with respect to any Employees on a leave of absence, the date the leave commenced, the reason for the leave and any expected date of return to work of such Employee. No executive officer has provided notice of, or to the Knowledge of the Company, has otherwise expressed, his or her intention to terminate employment with the Company or any of its Subsidiaries. Section 2.15(a)(3) of the Disclosure Schedule contains an accurate and complete list of all Persons that have a consulting or advisory relationship with the Company or any of its Subsidiaries.
(b)Documents. The Company has Made Available (i) correct and complete copies of all documents embodying each material Company Employee Plan and each Employee Agreement including all amendments thereto and all related trust documents and all related management and/or monitoring and/or information documents and/or records required by Legal Requirements, (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each material Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group or other insurance contracts, (vi) written communications to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in compensation benefits, acceleration of payments or vesting schedules or other events which would result in any liability to the Company or any of its Subsidiaries, (vii) all material correspondence and/or notifications to or from any Governmental Entity or administrative service relating to any Company Employee Plan, (viii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (ix) all nondiscrimination tests for each Company Employee Plan for the three (3) most recent plan years, and (x) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Employee Plan. No promises or commitments have been made to amend any Company Employee Plan or Employee Agreement or to provide increased or improved benefits thereunder or accelerate vesting or funding thereunder. No verbal promises or representations have been made to any Employees to increase their compensation or to continue their employment for any specific duration.
(c)Employee Plan Compliance. The Company and each of the Subsidiaries and ERISA Affiliates in all material respects, have performed all obligations required to be performed by them under the terms of the Company Employee Plan and all applicable Legal Requirements (including, but not limited to ERISA and the Code), including (i) funding, administering and maintaining, in form and in operation, each Company Employee Plan and (ii) timely making all required contributions, payments and accruals for all periods ending prior to or as of the Closing Date or, to the extent not yet required to be accrued, properly accrued on the Books and Records (and in each case, will be subsequently made). For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, the Company has obtained a favorable determination and/or opinion or advisory letter from the IRS and, to the Knowledge of the Company, there has been no event, condition or circumstances that has adversely affected or could reasonably be expected to adversely affect such qualified status. No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, has occurred or to the Knowledge of the Company could reasonably expected to occur with respect to any Company Employee Plan or any Person who is a fiduciary with respect to any Company Employee Plan. There are no Actions pending or to the Knowledge of the Company threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Company, any Subsidiary or any ERISA Affiliate (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the Effective Time). None of the Company, any Subsidiary or any ERISA Affiliate is subject or, could reasonably be expected to be subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.
(d)No Pension Plan. None of the Company, any Subsidiary or any ERISA Affiliate currently maintains, sponsors, contributes to or has an obligation to contribute to, or has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(e)No Self-Insured Plan. None of the Company any, Subsidiary or any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop-loss policy or contract applies).
(f)Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs. The Company, its Subsidiaries and its ERISA Affiliates do not contribute to, are not obligated to contribute to and do not have any liability (including actual or potential withdrawal liability) to (and have never contributed to, been obligated to contribute to or had any liability to) any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company, any Subsidiary nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan as defined in Section 413 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, or a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(g)No Post-Employment Obligations and Affordable Care Act Compliance. No Company Employee Plan or Employee Agreement provides post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements for which the covered person pays the full cost of coverage for such person and their beneficiaries, and neither the Company nor any Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute or other applicable Legal Requirements. The Company and its Subsidiaries have complied in all material respects with the Patient Protection and Affordable Care Act (the “Affordable Care Act”). No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company or any Subsidiary to any liability or Taxes under Sections 4980D or 4980H of the Code or any other provision of the Affordable Care Act.
(h)Effect of Merger. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in the funding, or payment of any amount or benefit (including severance, golden parachute, bonus or otherwise) becoming due to any Employee, (ii) result in any forgiveness of Indebtedness, (iii) increase any payments or benefits otherwise payable or to the provided by the Company or any Subsidiary or (iv) result in the acceleration of the time of payment or vesting of any such payments or benefits except as required under Section 411(d)(3) of the Code.
2.16Employment Matters.
(a)Compliance with Employment Laws. The Company and each Subsidiary is and since January 1, 2017 has been in compliance in all material respects with all applicable foreign, federal, state and local Legal Requirements and other Contracts or arrangements with any works council, employee representative or other labor organization or group of employees, and its own written policies and internal regulations respecting employment, employment practices, terms and conditions of employment, worker classification, prohibited discrimination, working time, employee representation, equal employment, fair employment practices, meal and rest periods, calculation of holiday pay, unions, affirmative action plans, immigration status and legal right to work inspections, employee safety and health, wages (including overtime wages), compensation, and hours of work, or the equivalent under applicable Legal Requirements, and in each case, with respect to Employees or other individual service providers is not liable for any arrears of wages, salaries, holiday pay, bonuses, commissions, wage premiums, fees, expense reimbursements, severance or any other compensation, or any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). Neither the Company nor any Subsidiary is currently a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Entity with respect to employment practices. The services provided by each of the Company’s and each Subsidiary’s current employees inside the United States are terminable at the will of the Company or any Subsidiary, and any such termination would result in no liability to the Company or any Subsidiary for severance or similar payment or benefit (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the Effective Time). To the Knowledge of the Company, the Company has no material liability with respect to any misclassification of any person as an independent contractor, intern and/or temporary worker rather than as an employee, with respect to any employee leased from another employer or with respect to any Employee currently or formerly classified as exempt from overtime wages, or the equivalent under applicable Legal Requirements. Section 2.16(a) of the Disclosure Schedule lists all liabilities of the Company and each of its Subsidiaries to any Employee for severance pay, retention pay change of control pay or similar payment or benefit that would result from the termination by the Company or any of its Subsidiaries or Parent of such Employee’s employment or provision of services, or from a change in control, other than those disclosed in Section 2.15(a). Since January 1, 2017, neither the Company nor any Subsidiary has implemented any plant closing or mass layoff as defined in, and that has required advance notice pursuant to, the Worker Adjustment and Retraining Notification Act or similar Legal Requirement (“WARN”), nor are any such actions contemplated, planned, or announced. Neither the Company nor any Subsidiary is required to maintain an affirmative action plan pursuant to Executive Order 11246 or any other Legal Requirement.
(b)Labor. Neither the Company nor any Subsidiary is a party to any collective bargaining or other agreements or Contracts with any union, works council, employee representative or other labor organization or group of employees. No strike, labor dispute, slowdown, lockout, concerted refusal to work overtime, or work stoppage or labor strike or other material labor dispute by or against the Company or any Subsidiary is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated and there has been no such dispute since January 1, 2017. The Company has no Knowledge of any activities or proceedings of any labor union, works council, employee representative or other labor organization or group of employees to organize any Employees. There are no Actions, labor disputes or grievances pending or, to the Knowledge of the Company, threatened relating to any labor matters involving any Employee, including charges of unfair labor practices. Neither the Company nor any Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Legal Requirement. Neither the Company nor any Subsidiary is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement, or other Contracts or agreements with any union, works council, employee representative or other labor organization or group of employees with respect to Employees and no such agreement is being negotiated by the Company or any Subsidiary.
(c)No Interference. To the Knowledge of the Company, no Stockholder, director, officer, Employee of the Company or any of its Subsidiaries is obligated under any, subject to any Order of any Governmental Entity that would interfere with such person’s efforts to carry out his/her functions to promote the interests of the Company and each of its Subsidiaries or that would interfere with the Company’s and each of its Subsidiaries’ business.
2.18Governmental Authorizations.  Each material notification, consent, license, permit, grant or other authorization (a) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of their respective properties or assets, or (b) which is required for the operation of the Company’s or any Subsidiary’s business as currently conducted or currently contemplated to be conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company or any Subsidiary, as the case may be. The Company Authorizations are in full force and effect, and no suspension or cancellation of any such Company Authorizations is pending or, to the Knowledge of the Company, threatened. The Company Authorizations constitute all Company Authorizations required to permit the Company and the Subsidiaries to operate or conduct their respective businesses or hold any interest in their respective properties or assets and none of the Company Authorizations is subject to any term, provision, condition or limitation which may adversely change or terminate such Company Authorizations by virtue of the execution of this Agreement or any of the Related Agreements or the consummation of the Transactions. The Company and each of the

Subsidiaries have been and is in compliance with the terms and conditions of the Company Authorizations, and neither the Company nor any Subsidiary has received any written notice or, to the Knowledge of the Company, oral notice from any Governmental Entity regarding any violation by the Company or any Subsidiary of any Company Authorizations, or any actual or threatened revocation, cancellation or termination of any Company Authorizations.
2.18Litigation and Orders. There is no Action of any nature pending, or to the Knowledge of the Company threatened, against the Company or any Subsidiary, their respective properties and assets (tangible or intangible) or any of their respective officers or directors (solely in their capacities as such), including any Action relating to any Intellectual Property Rights. There is no Action of any nature pending or, to the Knowledge of the Company, threatened against any Person who has a contractual right or a right pursuant to applicable Legal Requirements to indemnification from the Company in respect of such Action related to facts and circumstances existing prior to the Closing. No Governmental Entity has at any time challenged the legal right of the Company or any Subsidiary to conduct their respective operations as presently or previously conducted. Neither the Company nor any Subsidiary is or has been subject to any outstanding Order. Neither the Company nor any Subsidiary has commenced any Action (including any Action relating to any Intellectual Property Rights) or otherwise entered into any settlement, admitted to any liability or wrongdoing, consented to the entry of any judgment or otherwise resolved or become subject to any judgment in any pending or threatened Action against the Company or any of the Subsidiaries.
2.19Insurance.  Section 2.19 of the Disclosure Schedule lists all insurance policies (excluding any Company Employee Plans) and fidelity bonds covering the assets, business, equipment, properties, and operations of the Company or any Subsidiary, including with respect to each such policy, the policy number, policy holder, insurance carrier, coverage amount and type, deductible, annual premium and date of expiration of such policy. Such policies and bonds are sufficient for all Material Contracts to which the Company or any Subsidiary is a party and, to the Knowledge of the Company, all applicable Legal Requirements. There is no material claim by the Company or any Subsidiary pending under any such policies or bonds as to which coverage has been questioned, denied or disputed, and the Company and each Subsidiary, as applicable, has given timely notice to applicable insurers of all material claims that may be insured or covered by any such policies or bonds. In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company and any Subsidiary are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds are in full force and effect. Neither the Company nor any Subsidiary has received any written threat of termination or invalidation of any of such policies or bonds or any written notice or, to the Knowledge of the Company, any oral notice of any material adjustments in the premiums or costs of such policies or bonds. With respect to each insurance policy, there is no liability of the Company or any Subsidiary in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated at or after the Closing.
2.21Compliance with Legal Requirements.  Since January 1, 2015, Company and each Subsidiary has complied in all material respects with, and is not in material violation of, any Legal Requirement. Neither the Company nor any Subsidiary has received any written notices or, to the Knowledge of the Company, any oral notices, of any violation of any Legal Requirement, or has provided any written or oral notice to any Governmental Entity regarding any violation by the Company or any of the Subsidiaries of any Legal Requirement. No investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened against or with respect to the Company or any of its Subsidiaries.
2.21Export Control Laws.
(a)The Company and each Subsidiary have complied in all material respects with all applicable export and re-export control Legal Requirements (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State, and any applicable anti-boycott compliance regulations. Neither the Company nor any Subsidiary has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or Person prohibited by the Legal Requirements of the United States, without obtaining prior authorization from the competent government authorities as required by those Legal Requirements. The Company and the Subsidiaries are in compliance with all applicable import Legal Requirements (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.
(b)Except as authorized under applicable Legal Requirements, the Company and the Subsidiaries have not released or disclosed ITAR-controlled technical data or EAR-controlled technology requiring a license in order to be exported to any foreign national whether in the United States or abroad.
(c)No Action, claim, request for information, or subpoena is pending, or to the Knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any Subsidiary. No voluntary self-disclosures have been filed by or for the Company or any Subsidiary with respect to possible violations of Export Controls and Import Restrictions.
(d)The Company and the Subsidiaries have maintained all records required to be maintained in the Company’s and the Subsidiaries’ possession as required under the Export Control and Import Restrictions.
(e)The Company and the Subsidiaries have not, in violation of applicable Legal Requirements, provided any hardware, software, technology, or services to any individual or entity in a prohibited country, including Cuba, Iran, North Korea, Sudan, Syria or the Crimea Region of the Ukraine or on any relevant list of prohibited parties including but not limited to the Commerce Department’s Denied Persons List (“DPL”), Entity List, and Unverified Parties List; the Treasury Department’s List of Specially Designated Nationals List (“SDN List”), and the State Department’s list of debarred parties.
(f)Neither the Company nor any Subsidiary has exported (i) any hardware, software or technical data controlled by the ITAR or (ii) any hardware, software or technology controlled under the EAR that is classified as anything other than EAR99.
2.23Anti-Corruption.  Neither the Company, the Subsidiaries, nor any director, officer, employee, nor, to the Knowledge of the Company or any Subsidiary, any distributor, reseller, consultant, agent or other third party retained by the Company or a Subsidiary and while acting on behalf of the Company or any of the Subsidiaries, has provided, offered, promised, or authorized the provision of anything of value (including payments, meals, entertainment, travel expenses or accommodations, or gifts), directly or indirectly, to any Person, including a “foreign official”, as defined by the FCPA, which includes employees or officials working for state-owned or controlled entities, a foreign political party or candidate, any individual employed by or working on behalf of a public international organization for the purpose of corruptly assisting the Company or a Subsidiary in (i) obtaining or retaining business for or with, or directing business to, any person; (ii) influencing any act or decision of a foreign government official in his or her official capacity; (iii) inducing a foreign government official to do or omit to do any act in violation of his/her lawful duties; or (iv) securing any improper advantage, in violation of the FCPA, United Kingdom Bribery Act 2010, the U.S. Travel Act, Title 18 of the U.S. Code section 201, or any applicable local, domestic, or international anticorruption, anti-bribery, or anti-money laundering laws (collectively hereinafter “Anti-Corruption Laws”). Neither the Company, the Subsidiaries, nor any of their respective directors, officers, employees or, to the Knowledge of the Company or any Subsidiary, agents while acting on behalf of the Company or any of the Subsidiaries has used any corporate funds to maintain any off-the-books funds or engage in any off-the-books transactions nor has any of the before stated parties entered, submitted, or otherwise included any false, fictitious, or inaccurate entries in the Company’s or any of its Subsidiaries’ Books and Records in violation of applicable Legal Requirements. The Company and the Subsidiaries have not made any provisions to any Person (including “foreign officials”), or taken any act in furtherance of such a provision, that would constitute an improper rebate, commercial bribe, influence payment, extortion, kickback, or other improper payment in violation of applicable Anti-Corruption Laws. The Company and the Subsidiaries have not conducted any internal or government-initiated investigation, or made a voluntary, directed, or involuntary disclosure to any governmental body or agency with respect to any alleged act or omission arising under or relating to any noncompliance with applicable Anti-Corruption Laws.
2.24Environmental Law.  Neither the Company nor any Subsidiary has released, disposed of, or exposed any Person to, any Hazardous Material in material violation of, or so as to give rise to material liability pursuant to, Environmental Law. Except in compliance with Environmental Law and as would not result in material liability to the Company or any Subsidiary, no Hazardous Materials are or were present in, on or under any real property, including the land, improvements, ground water and surface water thereof, that the Company or any Subsidiary (a) currently leases, operates, or occupies or (b) formerly leased, operated or occupied during any period in which the real property was leased, operated or occupied by the Company or any Subsidiary. The Company and each of the Subsidiaries have conducted all Hazardous Material Activities, and are and have been in compliance in all material respects with all Environmental Laws, which compliance includes obtaining, maintaining and complying in all material respects with all Company Authorizations required pursuant to Environmental Laws. All of the Company’s products comply in all material respects with all Environmental Laws. Neither the Company nor any Subsidiary has received any notice or other information alleging violation of, or liability under, or is subject to any pending, or to the Knowledge of the Company, threatened Action under, Environmental Law. Neither the Company nor any Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to Environmental Laws or Hazardous Materials.
2.24Interested Party Transactions.  No officer, director or Employee of the Company or any Subsidiary or, to the Knowledge of the Company, any Person holding more than two percent (2%) of the outstanding shares of Company Capital Stock (taking into account any securities convertible into or exercisable for such shares of capital stock of the Company that are held by such Person) (nor any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has, directly or indirectly, (i) any interest in any Person which furnishes or sells, Technology or Intellectual Property Rights that the Company or any Subsidiary furnishes or sells (whether directly or as a component to, or incorporated in, the goods and services furnished or sold by the Company or any of its Subsidiaries), or proposes to furnish or sell (whether directly or as a component to, or incorporated in, the goods and services furnished or sold by the Company or any of its Subsidiaries), or (ii) any interest in any Person that purchases from or sells or furnishes to the Company or any Subsidiary, any goods or services, or (iii) any interest in any asset or property (tangible or intangible) that is used in the operation of the business of the Company or any Subsidiary, or (iv) any interest in, or is a party to, any Contract to which the Company or any Subsidiary is a party (other than in such Person’s capacity as an officer, director or employee of the Company or any Subsidiary); provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.24; provided, further, that the investments held in entities made by pooled investments funds of which a Person may be affiliated shall not be deemed to be an “interest in any Person” for purposes of this Section 2.24. No Interested Party is or has been indebted to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is indebted (or has committed to make any loan or extend or guarantee credit) to any Interested Party. Other than as set forth in the Charter Documents and on Section 5.6 of the Disclosure Schedule, there are no Contracts with regard to contribution or indemnification between the Company and any of the Stockholders. All transactions or Contracts with any Interested Party have been on an arms-length basis on terms no less favorable to the Company or any Subsidiary than would be available from an unaffiliated party.
2.25Books and Records.  The minute books of the Company have been Made Available, are complete and up-to-date, and have been maintained in accordance with sound and prudent business practice. The business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records maintained by the Company or any Subsidiary (collectively, the “Books and Records”) are true, complete and correct, in all material respects, and fairly reflect, in all material respects, the business activities and condition (financial or otherwise) of the Company and/or any of the Subsidiaries, as applicable. Neither the Company nor any of its Subsidiaries have engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records.
2.26Brokers.  There is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of the Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee, commission or any other payment in connection with this Agreement or the Transactions.
2.28Representations Complete. None of the representations or warranties made by the Company (as modified by the Disclosure Schedule) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement contains, or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.
2.28No Additional Representations.
(a)Except as otherwise expressly set forth in this Article II, the Company expressly disclaims any representations or warranties, including any representations or warranties as to the Company’s business and affairs, or the transactions contemplated by this Agreement.
(b)Without limiting the generality of the foregoing, neither the Company nor any representative of the Company, nor any of its employees, officers, directors or stockholders, has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business and affairs of the Company that have been made available to Parent or Merger Sub, including due diligence materials, or in any presentation of the business and affairs of the Company by the management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby unless expressly contained in Article II.  It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Company and its Advisers, are not and shall not be deemed to be or to include representations or warranties of the Company, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby.
ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Each of Parent and Merger Sub hereby represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:
3.1Organization and Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership of its properties makes such qualification necessary, except for where such failures to be so qualified would not, individually or in the aggregate, reasonably be expected to delay or impair Parent’s or Merger Sub’s abilities to consummate the Merger. Parent owns beneficially and of record all outstanding capital stock of Merger Sub free and clear of any Liens, and no other Person holds any capital stock of Merger Sub nor has any rights to acquire any interest in Merger Sub. Merger Sub was incorporated solely for the purpose of engaging in the Transactions contemplated by this Agreement. Merger Sub has engaged in no business activities or operations and has conducted its operations only as contemplated by this Agreement.
3.2Authority and Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all necessary corporate and other action on the part of Parent and Merger Sub. This Agreement and any Related Agreements to which Parent and/or Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub and constitute the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, subject to the Enforceability Limitations.
3.3Governmental Approvals and Consents.  No consent, waiver, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Merger Sub is a party or the consummation of the Transactions, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (b) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings that have been obtained prior to the execution of this Agreement on terms that in the aggregate would not materially impair Parent’s ability to consummate the Merger.
3.4No Conflicts.  The execution and delivery by Parent and Merger Sub of this Agreement and any Related Agreement to which Parent or Merger Sub is a party, and the consummation of the Transactions, will not result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under (a) any provision of the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or Merger Sub, as amended, (b) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, or (c) any Legal Requirement or Order applicable to Parent or any of its direct or indirect Subsidiaries, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Parent’s and Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement. There is no material Action of any nature pending or, to the Knowledge of Parent or Merger Sub, threatened against either Parent or Merger Sub, their respective properties and assets (tangible or intangible) or any of their respective officers or directors (solely in their capacity as such) that would materially impair Parent’s ability to consummate the Merger.
3.6Merger Consideration. As of the date hereof and at the Closing, Parent has sufficient funds to pay the Merger Consideration and consummate the Transaction. Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the Transactions is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.
3.7Brokers.  There is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with this Agreement and the Transactions for which the Company or any of its Subsidiaries would become liable or obligated prior to the Closing.
3.7Inspection; No Additional Representations.

(a)Each of Parent and Merger Sub is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company as contemplated hereunder. Each of Parent and Merger Sub has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Parent and Merger Sub acknowledge and agree that they are relying exclusively on the representations set forth in Article II and their own examination and investigation of the Company and that they are not relying on any other statements or documents.
(b)Without limiting the generality of the foregoing, Parent acknowledges that (i) neither the Company nor any Holder makes any representation or warranty with respect to (A) any projections, estimates or budgets delivered to or made available to Parent of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Surviving Corporation and its Subsidiaries or the future business and operations of the

Surviving Corporation or any of its Subsidiaries or (B) any other information or documents made available to Parent or its counsel, accountants or advisors with respect to the Company, its Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in this Agreement, and (ii) Parent has not relied and will not rely upon any of the information described in subclauses (A) and (B) of clause (i) above in executing, delivering and performing this Agreement and the transactions contemplated hereby or any other information, representation or warranty except those representations or warranties set forth in Article II hereof in negotiating, discussing, executing, delivering and performing this Agreement and the transactions contemplated hereby; provided, for the avoidance of doubt, that nothing in this Section 3.7(b) shall (i) impair or affect in any way Parent’s and Merger Sub’s ability to rely on the representations and warranties contained in this Agreement as they may be modified by the Disclosure Schedules, (ii) serve to limit or reduce in any manner (A) the scope of any of the express representations and warranties made in Article II or (B) any claim for indemnification based upon a claim of Fraud or willful breach with respect to the express representations and warranties made in Article II or (iii) preclude Parent from asserting claims for indemnification in accordance with, and subject to, the limitations contained in Article VII.
ARTICLE IV

CONDUCT OF COMPANY BUSINESS
DURING PENDENCY OF TRANSACTION
4.1Affirmative Obligations of the Company.  During the period from the date of this Agreement and continuing until the Closing, except as required or permitted by this Agreement or to the extent that Parent shall otherwise have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Legal Requirements, pursuant to any Contract, or as contemplated by this Agreement, the Company shall conduct the business of the Company and the Subsidiaries in the ordinary course and in substantially the same manner as heretofore conducted (including maintaining working capital and cash management practices, collecting receivables, paying payables (including the writing and mailing of checks with respect thereto) and booking sales), pay or perform all material obligations of the Company and the Subsidiaries when due, and shall use commercially reasonable efforts to preserve intact the present business organizations of the Company and the Subsidiaries, keep available the services of the present officers and Employees of the Company and the Subsidiaries, preserve the assets (including intangible assets) and properties of the Company and the Subsidiaries and preserve the relationships of the Company and the Subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and the Subsidiaries at the Closing.
4.2Restrictions on Company Business and Operations.  In furtherance and not in limitation of Section 4.1, during the period from the date of this Agreement and continuing until the Closing, except as expressly contemplated or permitted by this Agreement and except as expressly set forth in Section 4.2 of the Disclosure Schedule, the Company shall not (and shall ensure that no Subsidiary shall), unless to the extent that Parent shall otherwise have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Legal Requirements, pursuant to any Contract, or as contemplated by this Agreement:
(a)cause or permit any modifications, amendments or changes to the Charter Documents or the organizational documents of any Subsidiary;

(b)declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, assets or other property) in respect of any Company Capital Stock or the capital stock of any Subsidiary, or make any other actual, constructive or deemed distribution in respect of the such shares of Company Capital Stock;
(c)split, combine or reclassify any Company Capital Stock or the capital stock of any Subsidiary or issue or authorize or permit the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or the capital stock of any Subsidiary (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Common Stock or the capital stock of any Subsidiary), except for the issuance of Company Capital Stock pursuant to the exercise of Company Options or Company Warrants, or directly or indirectly repurchase, redeem or otherwise acquire any shares of Company Capital Stock or the capital stock of any Subsidiary (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Common Stock or the capital stock of any Subsidiary), except in connection with the termination of services to the Company;
(d)make or agree to make any capital expenditure or commitment exceeding $100,000 individually or $500,000 in the aggregate;
(e)acquire or agree to acquire (in each case, however structured) any business enterprise or any line of business or division of any Person or any equity interests in, or any material portion of the assets of, any Person, or otherwise merge or consolidate with or into any other Person;
(f)sell, assign, transfer, lease, license, dispose of, abandon or permit to lapse any material asset (whether tangible or intangible) or any material portion of the assets (whether tangible or intangible) of the Company or any Subsidiary or any business enterprise or division thereof outside of the ordinary course of business of the Company or any Subsidiary, as the case may be, and consistent with past practice;
(g)propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, equity split or combination (or any similar change in its capitalization), restructuring, recapitalization or other reorganization of the Company or any of the Subsidiaries;
(h)incur any Indebtedness (other than the obligation to reimburse employees for travel and business expenses or indebtedness incurred in connection with the purchase of goods and services, each in the ordinary course of the Company’s business consistent with past practices), issue or sell any debt securities, create a Lien over any asset of the Company or any Subsidiary or materially amend the terms of any outstanding agreement with respect to any Indebtedness of the Company or any Subsidiary;
(i)commence or settle any Action, or allow the lapse of any right in respect of any such Action, in each case, whether made by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets;
(j)except as required under the current terms of any Company Employee Plan, Employee Agreement or applicable Legal Requirement, or any acceleration of vesting for Company Common Stock or Company Options as set forth in the Payment Spreadsheet, (i) increase or make any other change (including any change or amendment to any Company Employee Plan or Employee Agreement) that would result in increased cost to the Company or any Subsidiary to the salary, fee structure, wage rate, incentive compensation opportunity, health, welfare and/or retirement benefits, employment status, title or other compensation (including equity based compensation, deferred compensation, termination payments, retirement payments or pension payments) payable or to become payable by the Company or any Subsidiary to any Employee, or (ii) promote or change the title of any Employee (retroactively or otherwise);
(k)make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) of a severance payment or other change in control payment, termination payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation) to any Employee, other than as required under the current terms of any Company Employee Plan, Employee Agreement or applicable Legal Requirement;
(l)except as required by applicable Legal Requirements, convene any regular or special meeting (or any adjournment or postponement thereof) of the Stockholders; or
(m)take, commit, or agree in writing or otherwise to take, any of the actions described the foregoing clauses of this Section 4.2, or any other action that would (i) prevent the Company or any Subsidiary from performing, or cause the Company or any Subsidiary not to perform, its covenants or agreements hereunder or (ii) cause or result in any of its representations and warranties set forth herein being untrue or incorrect.
ARTICLE V

ADDITIONAL AGREEMENTS
5.1No Solicitation of Competing Acquisition Proposals.
(a)Termination of Pending Discussions. The Company shall, and shall cause its Advisers to, immediately cease and cause to be terminated any such negotiations, discussions or agreements (other than with Parent) regarding any Alternative Transaction. The Company agrees that it shall, as soon as practicable following the date hereof but in any event within two (2) Business Days, request of each Third Party that has heretofore executed a confidentiality agreement in connection with its consideration of an Alternative Transaction with the Company to return or destroy (in accordance with the terms of such confidentiality agreement) all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Third Party by or on behalf of the Company, or Adviser.
(b)No Solicitation of Competing Acquisition Proposals. Commencing on the date hereof and continuing at all times until the Closing, the Company shall not, either directly or through any of its Stockholders, directors, officers, representatives, or other agents including its financial, legal or accounting advisors (together, “Advisers”), directly or indirectly: (i) solicit, initiate, seek, knowingly encourage, promote, formally approve or support any inquiry, proposal or offer from, (ii) furnish any non-public information regarding the Company (other than in connection with the sale of products and services in the ordinary course of business consistent with past practice or license of Technology or Intellectual Property Rights in connection therewith) to, (iii) take any other action that is intended or would be reasonably expected to assist, encourage or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Alternative Transaction with, (iv) participate or engage in any discussions or negotiations (except to state that such discussions or negotiations are not permitted pursuant to these provisions) with, (v) approve, endorse or recommend, or propose to approve, endorse or recommend, an Alternative Transaction by, (vi) terminate, amend or waive any rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any confidentiality or “standstill” or other similar agreement between the Company or any of the Subsidiaries with, in each of the preceding clauses (i)-(v) above any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other entity, Person or group of any of the foregoing (other than Parent and its Advisers acting in their capacities as such) (each, a “Third Party”) regarding (A) any acquisition of all or any part of the Company or any of the Subsidiaries (including by way of any merger or consolidation with or involving the Company or any of the Subsidiaries) or any acquisition, issuance, grant, sale or transfer of any of the securities, business, properties or assets of the Company or any of the Subsidiaries (other than the sale of products and services in the ordinary course of business consistent with past practice or license of Technology or Intellectual Property Rights in connection therewith), (B) any joint venture, partnership or other strategic investment in or involving the Company or any of the Subsidiaries (other than a commercial or strategic relationship in the ordinary course of business), including any new financing, investment round, recapitalization of, or any similar transaction involving, the Company, (C) the employment of all or substantially all of the Employees or (D) any other similar transaction involving the Company or any of the Subsidiaries that is not in the ordinary course of business (each, an “Alternative Transaction”); or (vii) enter into any Contract, whether binding or non-binding, with any Third Party providing for an Alternative Transaction (including a letter of intent or exclusivity agreement) or committing the Company or any of the Subsidiaries to do any of the actions contemplated by the preceding clauses (i)-(vi) above.
(c)Notice of Competing Acquisition Proposals. In the event that the Company or any of its Advisers shall receive, prior to the Closing, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in clause (ii) of Section 5.1(b), the Company or such Adviser shall promptly notify Parent thereof, which notice shall include the identity of the Third Party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such Third Party), and such other information related thereto as Parent may reasonably request.
(d)Actions of Advisers. The parties hereto understand and agree that any material violation of the restrictions set forth in this Section 5.1 by any Adviser of the Company shall be deemed to be a breach of this Agreement by the Company.
(e)Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.1 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.1 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. The parties hereto further agree that Parent shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which Parent may be entitled) arising in connection with or related to enforcing the terms of this Section 5.1.
5.2Approval.
(a)Stockholder Written Consent. Promptly following the execution of this Agreement, and in any event within twenty-four (24) hours thereof, the Company shall obtain the written consent, the form of which is attached hereto as Exhibit D (the “Stockholder Written Consent”), from the Stockholders holding outstanding shares of Company Capital Stock that are sufficient to fully and irrevocably deliver the Requisite Stockholder Approval. Within five (5) Business Days after the vote satisfying the Requisite Stockholder Approval is obtained, the Company shall prepare and circulate to all Stockholders who did not previously execute a Stockholder Written Consent an information statement (the “Information Statement”), the Stockholder Written Consent and any notices that such consent has been obtained as required, in each case, pursuant to applicable Legal Requirements or the Charter Documents of the Company and the Company shall use reasonable best efforts to solicit such Stockholders’ consent and to cause them to deliver their executed counterpart to the Stockholder Written Consent as soon as practicable following such circulation date. Such materials submitted to the Stockholders in connection with soliciting and obtaining such Stockholder Written Consents shall be subject to review and comment by Parent and the Company shall consider in good faith Parent’s comments thereto. The Company covenants that information in the Information Statement will not, on the date the Information Statement is first sent or furnished to the Stockholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. The parties shall update, amend and supplement the Information Statement from time to time as may be required by applicable Legal Requirements.
(b)Joinder Agreement. The Company shall promptly distribute to each Holder the Joinder Agreement. The Company shall use its reasonable best efforts to cause the Joinder Agreement to be executed on or prior to the Closing Date by each Holder.
5.3Reasonable Best Efforts to Close.  Subject to the terms and conditions provided in this Agreement, each of the parties hereto (other than the Representative) shall use reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective Transactions as promptly as practicable, including by using reasonable best efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the Merger set forth in Section 1.2(b), to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Transactions for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, that under no circumstances shall the Company or any Subsidiary be required to make any payment to any Person or incur any other liability or Loss to secure any Person’s consent. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Transactions.
5.4Access to Information.  The Company shall afford Parent and its Advisers reasonable access (at reasonable times and upon reasonable notice) during the period from the date hereof and prior to the Closing to (a) all of the properties, Books and Records and Contracts of the Company and the Subsidiaries, including all Company IP and Company Technology, (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Legal Requirement) of the Company and the Subsidiaries as Parent may reasonably request, and (c) all Employees of the Company and the Subsidiaries as identified by Parent to the extent such access would not be in violation of the applicable Legal Requirements of any Governmental Entity, except, in each case, for (i) privileged attorney-client communications or attorney work product, (ii) information or materials required to be kept confidential by applicable Legal Requirements or any Contract of the Company or any Subsidiary and (iii) information or materials that relate to the proposed sale of the business or the negotiation, execution and delivery of this Agreement or the Related Agreements. The Company agrees to provide to Parent and its accountants, counsel and other Advisers copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.4 or otherwise shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein or in the Disclosure Schedule, or the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof, restrict, impair or otherwise affect any Indemnified Parties’ right to indemnification hereunder or otherwise prevent or cure any misrepresentations, breach of warranty or breach of covenant.
5.6Transfer Taxes.  All transfer, documentary, registration and other similar Taxes payable in connection with the execution and delivery of this Agreement, the consummation of the Closing and the Merger, together with any Losses that the Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with such Taxes, (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) the Indemnifying Parties and fifty percent (50%) by Parent. All Tax Returns with respect to all such Transfer Taxes shall be prepared and filed by the Person(s) required by applicable Law to file such Tax Returns.
5.6Directors’ and Officers’ Indemnification.
(a)For a period of six (6) years following the Closing, Parent shall cause the Surviving Corporation or its successor to, fulfill and honor in all respects the obligations of the Company with respect to all rights to indemnification (including advancement of expenses) or exculpation existing in favor of, and all limitations on the personal liability of, any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to Closing, a director or officer of the Company or any of the Subsidiaries under the Charter Documents or in any indemnification agreements in effect as of the date hereof and set forth in Section 5.6 of the Disclosure Schedule to the fullest extent permitted by the organizational documents of the applicable entities and applicable Legal Requirements (each, a “D&O Indemnified Party” and collectively, the “D&O Indemnified Parties”). Notwithstanding the foregoing, Parent shall have no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time; provided that in the event that the Surviving Corporation is liquidated or dissolved, Parent agrees to assume the indemnification obligations of the Surviving Corporation pursuant to this Section 5.6. The Company hereby represents to Parent that no claim for indemnification has been made as of the date hereof by any director or officer of the Company.
(b)Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers on terms reasonably acceptable to Parent that shall provide such directors and officers with coverage for six (6) years following the Closing of not less than the existing coverage and have other terms not materially less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company (the premium for such policy shall be included in Third Party Expenses). After the Closing, Parent and the Surviving Corporation shall maintain such policy in full force and effect, and continue to honor the obligations thereunder; provided, however, that Parent and the Surviving Corporation shall have no obligation to pay premiums or any other amounts with respect to such policy.
(c)Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.6 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6 and shall be entitled to enforce the covenants contained herein).
(d)In the event that, following the Closing, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that either the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.
5.7Notification of Certain Matters.  The Company shall give prompt notice to Parent of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company set forth in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice, or (ii) constitute an acknowledgment or admission of a breach of this Agreement; and provided, further that the failure to deliver a notice pursuant to this Section 5.7 shall not be considered in determining whether the condition set forth in Section 1.2(b)(i)(B) or Section 1.2(b)(i)(C) has been satisfied. No disclosure by the Company pursuant to this Section 5.7 shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein or in the Disclosure Schedule, or the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof, restrict, impair or otherwise affect any Indemnified Parties’ right to indemnification hereunder or otherwise prevent or cure any misrepresentations, breach of warranty or breach of covenant.
5.8Tax Matters.
(a)Parent shall prepare or cause to be prepared (consistent with past practice except as required by applicable Legal Requirements) and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for any taxable period or portion thereof that ends on or prior to the Closing Date (“Pre-Closing Tax Period”) that is filed after the Closing Date. Parent shall provide a copy of all such income and other material Tax Returns that reflect a Tax for which the Indemnifying Parties would reasonably be expected to be liable under this Agreement to the Representative for the Representative’s review and comment at least twenty (20) calendar days prior to filing of any such Tax Return that is an income Tax Return and at least ten (10) calendar days prior to filing of any such Tax Return that is a material non-income Tax Return, and shall consider in good faith the Representative’s reasonable comments.
(b)For purposes of this Agreement, in the case of any Straddle Period, the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date will be deemed to be (i) in the case of Taxes imposed on a periodic basis, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of Taxes not described in clause (i) above (such as Taxes that are based upon or related to income, receipts or payments or on a withholding basis, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes will be determined as if the taxable period of the Company and its Subsidiaries ended as of the close of business on the Closing Date (and for such purposes, the taxable period of any non-U.S. entity, partnership or other pass-through entity owned by any Person will be deemed ended as of the close of business on the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation (other than with respect to assets placed in service after the Closing Date), shall be apportioned on a daily basis.
(c)Any and all existing Tax sharing or similar agreements entered into by the Company or any Subsidiary shall be terminated prior to the Closing Date. After the Closing Date, neither the Company nor any of its Subsidiaries shall have any further rights or liabilities thereunder.
5.9Contracts.
(a)Notices and Consents. The Company shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of, and deliver all notices to, any third parties to any Contract (including all of the Contracts set forth in Section 2.4 of the Disclosure Schedule) as are required thereunder in connection with the Merger in order for such Contract to remain in full force and effect following the Merger. Such consents, modifications, waivers and approvals shall be in a form acceptable to Parent. The Company shall be responsible for making any payments required to obtain such consents, modifications, waivers and approvals and shall reflect such payment or other consideration incurred by the Company as of the Closing or anticipated to be incurred or payable after the Closing in the Statement of Specified Liabilities. Neither Parent nor Merger Sub shall have any liability to the Company or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, modifications, waivers and approvals.
(b)Amended or Terminated Agreements. The Company shall amend or terminate, as applicable, each of the agreements listed on Schedule 5.9(b) (the “Amended or Terminated Agreements”) effective as of and contingent upon the Closing, including sending all required notices, such that each Amended or Terminated Agreement shall be amended or of no further force or effect, as applicable, immediately following the Closing. The form and substance of each amendment and termination letter shall be subject to prior review and approval by Parent. Upon the Closing, the Company shall have paid all amounts owed under the Amended or Terminated Agreements (as a result of the amendment or termination of the Amended or Terminated Agreements or otherwise), and the Company will not incur any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Amended or Terminated Agreement following the Closing. The Company shall be responsible for making any payments required to amend and terminate the Amended and Terminated Agreements and shall reflect such payment or other consideration incurred by the Company as of the Closing or anticipated to be incurred or payable after the Closing in the Statement of Specified Liabilities. Neither Parent nor Merger Sub shall have any liability to the Company or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such amendments or terminations.
5.10Section 280G. The Company shall submit to the Stockholders for approval (in a form and manner satisfactory to Parent), by such number of Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that separately or in the aggregate, constitute “parachute payments” (which determination shall be made by the Company and shall be subject to review and approval by Parent) (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) (the “Section 280G Payments”), such that such 280G Payments shall not be deemed to be “parachute payments” under Section 280G of the Code. Prior to the Closing, the Company

shall deliver to Parent evidence satisfactory to Parent that a Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder and that (i) the requisite Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Stockholder vote (the “280G Approval”), or (ii)  the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided pursuant to the 280G Waivers, which were duly executed by the affected individuals prior to the date of solicitation of the 280G Approval. The submission to Stockholders pursuant to this Section 5.10, the form of 280G Waiver and the calculations underlying the Company’s determination of “parachute payments” under Section 280G of the Code shall be submitted for review and approval to Parent no later than three (3) Business Days before the Closing Date.
5.11Employee Matters.
(a)Proprietary Information and Inventions Assignment Agreements. Prior to the Closing, the Company shall cause (i) each current employee of the Company or any of its Subsidiaries and (ii) each current Developer and each Developer who has provided services to the Company or any of its Subsidiaries in the last three (3) years to have entered into and executed an Employee Proprietary Information Agreement with the Company effective as of such employee’s first date of employment or service. The Company shall cause each current consultant or contractor of the Company or any of its Subsidiaries to have entered into and executed, and each Person who becomes a consultant or contractor of the Company or any of its Subsidiaries after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, a Consultant Proprietary Information Agreement with the Company effective as of such consultant or contractor’s first date of service.
(b)Payment of Accrued Employee Amounts. Prior to the Closing, the Company and each of its Subsidiaries shall have paid out all vacation and/or paid time off that has been accrued but unused as of the Closing Date by any Employee, as well as all accrued wages, pro-rated bonuses, commissions, fees and other accrued but unpaid compensation and benefits of any Employee as of the Closing Date (the “Accrued Employee Amounts”).
(c)Compensation and Benefits. For the period commencing at the Effective Time and ending on December 31, 2020, Parent or an affiliate of Parent shall provide employees of the Company who continue to be employed by the Company or by Parent or an Affiliate of Parent on and after the Closing (the “Continuing Employees”) with health and welfare benefits, that are substantially similar in the aggregate to such Continuing Employees’ existing health and welfare benefits as of immediately prior to the Effective Time.  Nothing contained herein, express or implied, is intended to confer upon any employee of the Company any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any Parent Plan or Company Employee Plan.
(d)Termination of Employee Plans. Effective as of no later than the day immediately preceding the Closing Date, the Company and each of its Subsidiaries shall terminate any and all Company Employee Plans intended to include group severance pay or benefits and any Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) plans shall not be terminated). The Company shall provide Parent with evidence that any such 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board (or similar body) of the Company or its ERISA Affiliates, as the case may be. The form and substance of such resolutions shall be provided to Parent for review and approval no later than three (3) Business Days before the Closing Date. The

Company and each of its Subsidiaries also shall take such other actions in furtherance of terminating any such Company Employee Plan as Parent may require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then such charges and/or fees shall be included in Third Party Expenses and shall be the responsibility of the Company, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in the Statement of Specified Liabilities. The Company also shall have taken and shall take such other actions in furtherance of terminating any other Company Employee Plans as Parent may require.
(e)No Employment Commitment or Plan Amendments. No provision of this Agreement is intended, or shall be interpreted, to provide nor create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Stockholder, Employee or any other Person, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, Continuing Employee, Key Employee, Employee, consultant or contractor or any other Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement. In addition, no provision of this Agreement is intended, or shall be interpreted, to amend any term or condition of the Plan or any other employee related plan, program or policy of Parent, any Subsidiary of Parent, the Company or any of its Subsidiaries. Further, each of Company, Parent and its subsidiaries retain the right to amend or terminate its benefit plans at any time and from time to time.
5.12R&W Insurance Policy. As soon as reasonably practicable, but in any event no later than fifteen (15) Business Days after the execution of this Agreement, Parent shall use commercially reasonable efforts to cause to be bound and incepted the R&W Insurance Policy. During the term of the R&W Insurance Policy, Parent (i) shall, and shall cause the Surviving Corporation and their Affiliates, to maintain the R&W Insurance Policy in full force and effect and (ii) shall not, and shall not permit the Surviving Corporation to, (A) amend, repeal or modify any provision of the R&W Insurance Policy without Representative’s prior written express consent (not to be unreasonably withheld, conditioned or delayed, it being understood that it shall not be unreasonable for Representative to withhold consent in the event that any such amendment, repeal or modification would adversely affect the Indemnifying Parties), (B) take any action or omit to take any action that would result in the cancellation, termination, amendment or modification of the R&W Insurance Policy or coverage thereunder other than by payment of claims thereunder and (C) permit the assignment, substitution or transfer of the rights or obligations of the insurer under the R&W Insurance Policy other than as allowed by the terms of the R&W Insurance Policy.
5.13Preservation of Records. Parent shall, and shall cause the Surviving Corporation to, preserve and keep the records held by them relating to the business of the Surviving Corporation for a period of one (1) year from the Closing Date and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to the Representative as may be reasonably required by the Representative in connection with any insurance claims by, Actions against or affecting, or compliance with Legal Requirements by, the Representative, Stockholders or any of their respective Affiliates. At and after the expiration of such period, if the Representative has previously requested in writing that such books and records be preserved, Parent shall, and shall cause the Surviving Corporation to, either preserve such books and records for such reasonable period as may be requested by the Representative or transfer such books and records to Representative at the Indemnifying Parties’ sole expense.

ARTICLE VI
[RESERVED]
ARTICLE VII

POST-CLOSING INDEMNIFICATION
7.1Survival of Representations, Warranties and Related Indemnification Claims.  The representations and warranties of the Company set forth in this Agreement, and the right to make indemnification claims in respect thereof under this Agreement, shall survive until 11:59 p.m. California time on the eighteenth (18th) month anniversary of the Closing Date (the date of expiration of such period, the “Expiration Date”); provided, however, that (x) in the event of Fraud or willful breach with respect to a representation or warranty, such representation or warranty shall survive indefinitely, and (y) each Fundamental Representation, IP Representation and each Tax Representation, and the right to make indemnification claims in respect of such Fundamental Representation, IP Representation or Tax Representation, shall survive until the fifth (5th) anniversary of the Closing Date; provided, further, that with respect to those representations and warranties of the Company which are the subject of a claim for indemnification that has been delivered in accordance with Section 7.4 prior to their applicable expiration date as provided herein, such representations and warranties and the right to make indemnification claims in respect thereof under this Agreement, shall survive as to such claim until such claim has been finally resolved; provided further, that where any survival period that extends beyond the Expiration Date would otherwise be limited by 10 Del. C. § 8106(a) the parties intend that 10 Del. C. § 8106(c) shall apply (but shall not exceed the survival period contemplated hereby). The Indemnifying Parties’ obligations in Sections 7.2(a)(ii) – (vii) and the covenants and agreements of the Company shall survive until the expiration of the relevant statute of limitations. The representations and warranties of Parent and Merger Sub set forth in this Agreement, the Related Agreements or in any certificate or other instrument delivered pursuant to this Agreement shall terminate at the Closing. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties and the right to make indemnification claims in respect thereof under this Agreement.
7.2Indemnification.
(a)From and after the consummation of the Merger, subject to the terms and limitations of this Article VII, the Holders (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) shall severally, but not jointly, indemnify and hold harmless Parent and its affiliates (including the Surviving Corporation and its Subsidiaries) and their respective directors, officers, employees, agents, consultants, advisors and Advisers (each, an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against all claims, losses, liabilities, damages (whether direct, indirect, incidental or, subject to the terms of Section 7.3(d) below, consequential), diminution in value (for clarity, excluding diminution calculations premised solely on multiples of revenues, profits or other financial metrics and non-cash goodwill impairment charges), royalties, deficiencies, Taxes, costs, interest, awards, judgments, settlements, penalties and expenses, including reasonable attorneys’ and consultants’ fees and expenses and including any such reasonable expenses incurred in connection with investigating, defending (including expenses of offensive actions taken in connection with any defensive strategy) against or settling any of the foregoing (hereinafter individually a “Loss” and collectively “Losses”) paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (including the Surviving Corporation and its Subsidiaries) (regardless of whether or not such Losses relate to any third party claims), directly or indirectly, resulting from, arising out of, or relating to any of the following:
(i)any breach of or inaccuracy in a representation or warranty of the Company set forth in this Agreement or in any certificates or instruments delivered by or on behalf of the Company in connection herewith, without giving effect to any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement; provided, however, that in the event of any such breach or inaccuracy, solely for purposes of determining the amount of any Loss relating thereto, no effect will be given to any qualifications based on the word “material” or similar phrases (including “Company Material Adverse Effect”) contained in such representation or warranty (or any disclosure schedule related thereto) (i.e., as if such words or phrases were deleted from such representation and warranty);
(ii)any inaccuracy in any information required to be set forth in the Payment Spreadsheet or Statement of Specified Liabilities, including any failure to properly calculate any item required to be contained therein;
(iii)any failure by the Company to perform or comply with any covenant or agreement of the Company set forth in this Agreement which is required to be performed prior to the Closing;
(iv)any payment (x) in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement and (y) any other Losses paid, incurred, suffered or sustained in respect of the foregoing, including all reasonable attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any Action in respect of the foregoing;
(v)any Indemnified Taxes;
(vi)third party Actions against Parent or any Subsidiary (including the Company) following the Closing, including the costs of defending against and settling any such third party claims, if the facts and circumstances alleged in any such third party Action would give the Indemnified Parties a right to indemnification under Section 7.2(a)(i) if such facts and circumstances were factually accurate; or
(vii)any Fraud or willful breach by or on behalf of the Company or any Subsidiary in connection with this Agreement (including, for the avoidance of doubt, the Disclosure Schedule) or the Transactions.
(b)Each Indemnifying Party waives, and acknowledges and agrees that such Indemnifying Party shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to advancement of expenses or other right or remedy against the Surviving Corporation or the Company or any of its Subsidiaries in connection with any indemnification obligation or any other liability to which such Indemnifying Party may become subject under or in connection with this Agreement or any other Related Agreement. Effective as of the Closing, the Representative, on behalf of itself and each Indemnifying Party, expressly waives and releases any right of subrogation, contribution, advancement or indemnification and any other claim that the Representative or such Indemnifying Party may have, against Parent, any Affiliate of Parent, the Surviving Corporation or any of the Subsidiary of the Company.

(c)Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article VII will, to the extent permissible under applicable Legal Requirement, be treated as adjustments to the Total Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement.
(d)Except in connection with claims based on Fraud or willful breach, the indemnification rights set forth in this Article VII shall be the sole and exclusive remedy of the Indemnified Parties from and after the Effective Time for any claims arising under this Agreement, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement or in any certificate or instrument delivered in connection herewith; provided, however, that this Section 7.2(d) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief or other non-monetary equitable remedies.
(e)Nothing in this Agreement shall limit the right of Parent or any other Indemnified Party to pursue remedies under any Related Agreement against the parties thereto, subject to the limitations set forth in this Agreement (including, for the avoidance of doubt, the limitations on indemnification set forth in this Article VII).
(f)The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.
(g)If an Indemnified Party’s claim under Section 7.2(a) may be brought under different sections of Section 7.2(a), then such Indemnified Party shall have the right to bring such claim under any applicable section it chooses in accordance with Section 7.2(a), provided, however, that in no event shall any Indemnified Party be entitled to double recovery with respect to any particular incident, fact or event which resulted in Losses subject to indemnification under Section 7.2(a) regardless of whether there were breaches of more than one representation, warranty, covenant, agreement or otherwise
7.3Limitations on Indemnification.
(a)Basket. Except for claims based on Fraud or willful breach, the Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 7.2(a)(i) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained $50,000 in Losses in the aggregate in respect of indemnification claims under Section 7.2(a), in which case the Indemnified Parties may recover all such Losses in excess of $50,000.
(b)Recourse to Holdback and Policy. Notwithstanding anything in this Agreement to the contrary, subject to Section 7.3(a), if an Indemnified Party is entitled to indemnification for Losses claimed pursuant to the indemnity set forth in Section 7.2(a) (other than claims for Fraud or willful breach), fifty percent (50%) of such amount shall be paid and satisfied from the Holdback Amount, in accordance with and subject to the limitations set forth in this Agreement, and fifty percent (50%) of such amount shall be borne, paid and/or satisfied, as applicable, by the Indemnified Parties (which for the avoidance of doubt means until the aggregate amount of all Losses the Indemnifying Party is required to pay or is liable for exceeds the Holdback Amount, in which event the applicable Indemnified Party may seek recovery for any portion of a Loss for which an indemnification claim has been made but not paid due to the limitation on liability set forth in this Section 7.3(b) solely and directly from the R&W Insurance Policy).
(c)Maximum Liability.
(i)Except as specifically set forth in this Article VII, (x) the maximum amount that an Indemnified Party may recover for Losses pursuant to the indemnity set forth in Section 7.2(a) (other than claims for Fraud or willful breach) shall be limited to an amount equal to the Holdback Amount and the policy limit under the R&W Insurance Policy and (y) the sole and exclusive sources of recovery for an Indemnified Party to recover Losses pursuant to the indemnity set forth in Section 7.2(a) (other than claims for Fraud or willful breach) shall be the Holdback Amount and the R&W Insurance Policy.
(ii)Subject to Section 7.3(b), the Indemnified Parties’ first source of recovery for claims under Section 7.2(a) shall be recourse against the Holdback Amount, but if the Holdback Amount (or the remaining portion thereof) is insufficient to satisfy any portion of a Loss for which an indemnification claim has been made, the Indemnified Parties shall next be entitled to recover such portion of such Losses in respect of such claims directly from the R&W Insurance Policy until it has been exhausted; provided, that no Indemnified Party shall be required to seek recovery from the R&W Insurance Policy for a matter that is expressly excluded from coverage under the R&W Insurance Policy; provided, further that, such exclusions from the R&W Insurance Policy shall in no way affect the indemnification limits set forth in this Agreement. Parent acknowledges and agrees that the provisions of this Section 7.3(c) shall apply regardless of whether (i) Parent obtains or maintains the R&W Insurance Policy, (ii) the R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance or (iii) an Indemnified Party makes a claim under the R&W Insurance Policy and such claim is denied in whole or in part; provided, however, that, subject to Section 7.3(c)(iii), nothing in this Article VII shall limit the liability of an Indemnifying Party in connection with a claim based on Fraud or willful breach.
(iii)The liability of each Indemnifying Party for indemnification claims based on Fraud or willful breach under this Agreement shall be limited, in the aggregate, to a dollar amount equal to the portion of the Total Consideration actually received by such Indemnifying Party pursuant to this Agreement, including any amounts withheld by Parent in accordance with this Agreement in respect of Taxes, the Holdback Amount, the Representative Expense Amount or otherwise; provided, however, that nothing in this Article VII shall limit the liability of an Indemnifying Party in connection with a claim based on such Indemnifying Party’s own Fraud or willful breach. No Indemnifying Party shall be liable for any Fraud or willful breach committed by any other Holder, except the Fraud or willful breach of such other Holder that also constitutes Fraud or willful breach by the Company or any Subsidiary, and for each other claim, an Indemnifying Party shall only be liable for its Aggregate Pro Rata Portion of any Losses related to such claim.
(iv)For the avoidance of doubt, (A) nothing herein is intended to, nor shall it have the effect of, limiting or diminishing the right of an Indemnified Party to seek or obtain recovery under the R&W Insurance Policy, and (B) as between Parent, on the one hand, and the insurer(s) under the R&W Insurance Policy, on the other hand, none of the limitations and restrictions (including time for asserting claims) on indemnification set forth in this Agreement shall affect the rights of the Indemnified Party under the R&W Insurance Policy, which rights shall be governed solely thereby.
(d)The amount of any Losses that are subject to indemnification under this Article VII shall be calculated net of the amount of any insurance proceeds (excluding the R&W Insurance Policy) actually received by the Indemnified Parties in respect of such Losses or any of the events or circumstances giving rise or otherwise related to such Losses (net of any costs or expenses incurred in obtaining such insurance, including any increases in insurance premiums resulting from any insurance recovery) and the Indemnified Parties shall use commercially reasonable efforts to seek full recovery under any applicable insurance policies that might be applicable to such Losses. In the event that any insurance (excluding the R&W Insurance Policy) is actually received by any Indemnified Party with respect to any Losses for which such Indemnified Party has been indemnified hereunder, then a refund equal to the net aggregate amount of the recovery (after taking into account of any costs or expenses incurred in obtaining such insurance (other than the R&W Insurance Policy), including any increases in insurance premiums resulting from any insurance recovery) shall be made promptly to the Indemnifying Parties (in an amount equal to the Aggregate Pro Rata Portion of the Loss paid by or on behalf of each Indemnifying Party in respect of which such recovery is made).
(e)Notwithstanding anything to the contrary elsewhere in this Agreement, no Indemnifying Party shall, in any event, be liable to any other Indemnified Party for any exemplary or punitive damages except to the extent such exemplary or punitive damages are paid to a third party.
(f)No Indemnified Party shall be entitled to recover Losses relating to any matter arising under one provision of this Agreement to the extent that such Indemnified Party has recovered Losses in respect of the same such matter under another provision of this Agreement. Upon discovery of any matter for which an Indemnified Party is, or may be, entitled to indemnification pursuant to this Agreement, such Indemnified Party shall use commercially reasonable efforts to mitigate its Losses in connection with such matter.
(g)Notwithstanding anything to the contrary contained herein, no Indemnified Party shall be entitled to recover Losses (i) relating to the existence, amount, expiration date or limitation on (or the availability of) any net operating loss carryforward, Tax credit carryforward, Tax basis or other similar Tax attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date or (ii) resulting from any election under Section 338 or Section 336(e) of the Code or any state, local or foreign law equivalent in respect of the transactions contemplated by this Agreement.
7.4Indemnification Claim Procedures.
(a)Subject to the limitations set forth in Section 7.1, if an Indemnified Party wishes to make an indemnification claim under this Article VII, such Indemnified Party shall promptly deliver a written notice (an “Indemnification Claim Notice”) to the Representative (or in the event an Indemnified Party elects to pursue such indemnification claim directly against an Indemnifying Party, to such Indemnifying Party directly) (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) to the extent known, specifying in reasonable detail the nature of such Losses or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Parent may update an Indemnification Claim Notice from time to time to reflect any new information discovered with respect to the claim set forth in such Indemnification Claim Notice. The Indemnified Party shall allow the Indemnifying Party and its Advisers to investigate the matter or circumstance alleged to give rise to the indemnification claim, and whether and to what extent any amount is payable in respect of the indemnification claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records during normal business hours) as the Indemnifying Party or any of its Advisers may reasonably request.
(b)If the Representative on behalf of the Indemnifying Parties or the Indemnifying Party, as applicable, shall not object in writing within the thirty (30) day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Representative on behalf of the Indemnifying Parties or the applicable Indemnifying Party that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice. In such event, Parent shall be entitled to retain from the Holdback Amount the amount of Losses set forth in the Indemnification Claim Notice. Should the Holdback Amount (or the remaining portion thereof), if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party by the Indemnifying Parties in accordance with such Indemnification Claim Notice (subject to the limitations on indemnification set forth in this Article VII), then each Indemnifying Party shall, within ten (10) Business Days following the expiration date of the right of the Representative to make an Indemnification Claim Objection Notice, pay to the Indemnified Party, such Indemnifying Parties’ Aggregate Pro Rata Portion of such shortfall.
(c)In the event that the Representative or the Indemnifying Party, as applicable, shall deliver an Indemnification Claim Objection Notice in accordance with Section 7.4(b) within thirty (30) calendar days after delivery of such Indemnification Claim Notice, the Representative (on behalf of the Indemnifying Parties) or the Indemnifying Party, as applicable, and Parent may attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Representative or Indemnifying Party, as applicable, and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of an indemnification claim to be recovered from the Holdback Amount, Parent shall be entitled to conclusively rely on any such memorandum and shall retain amounts from the Holdback Amount (or the remaining portion thereof) in accordance with the terms hereof.
(d)If no such agreement can be reached after good faith negotiation and prior to thirty (30) calendar days after delivery of an Indemnification Claim Objection Notice, either Parent or the Representative or Indemnifying Party, as applicable, may demand arbitration of the matter unless the amount of the Loss that is at issue is the subject of a pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Representative or Indemnifying Party, as applicable. In the event that, within thirty (30) calendar days after submission of any dispute to arbitration, Parent and the Representative or Indemnifying Party, as applicable, cannot mutually agree on one arbitrator, then, within fifteen (15) calendar days after the end of such thirty (30) calendar day period, Parent and the Representative or Indemnifying Party, as applicable, shall each select one independent arbitrator.  The two arbitrators so selected shall select a third independent arbitrator.
(e)Any such arbitration shall be held in New York City, New York, under the Comprehensive Arbitration Rules and Procedures of JAMS (“JAMS”).  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of JAMS.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Indemnification Claim Notice shall be final, binding, and conclusive upon the parties to this Agreement and the Indemnifying Parties.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and in the case of an indemnification claim to be recovered from the Holdback Amount, Parent shall be entitled to conclusively rely on, and retain such amounts from the Holdback Amount in accordance with, the terms of such award, judgment, decree or order as applicable.  Within thirty (30) calendar days of a decision of the arbitrator(s) requiring payment by Parent to the Indemnifying Parties or by the Indemnifying Parties to Parent, such Person(s) shall make the payment to such other Person(s), including any retention from the Holdback Amount, as applicable. Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The forgoing arbitration provision shall apply to any dispute among the Indemnifying Parties or any Indemnifying Party and the Indemnified Parties under this Article VII, whether or not relating to claims to recover funds from the Holdback Amount.
(f)On the fifth (5th) Business Day following the first anniversary of the Closing Date, Parent shall (i) retain an amount, if any, equal to the amount of any claims for indemnification asserted in good faith by an Indemnified Party in an Indemnification Claim Notice delivered in accordance with Section 7.4 prior to the termination of the Expiration Date but which are not yet resolved or for which payment has not yet been made (each such claim, an “Unresolved Claim”) and (ii) subject to reimbursement claims of the Representative as contemplated in Section 7.6(b), release any remaining Holdback Amount net of such Unresolved Claims to the Paying Agent and the Surviving Corporation for further distribution to the Holders in accordance with this Agreement. The Holdback Amount retained for each Unresolved Claim shall be released (to the extent such funds are not utilized to indemnify any Indemnified Party for such Unresolved Claim in accordance with the terms of this Agreement) by Parent to the Paying Agent and Surviving Corporation, respectively, for further distribution to the Holders in accordance with their respective Aggregate Pro Rata Portion as set forth in this Agreement upon the resolution of such Unresolved Claim in accordance with this Article VII.
7.6Third Party Claims.  In the event an Indemnified Party becomes aware of a third party claim which, if the allegations contained therein were true, would result in a claim under Section 7.2(a) (a “Third-Party Claim”), the Indemnified Party shall notify the Representative thereof; provided, however, that any failure on the part of the Indemnified Party to so notify the Representative shall not limit any of the obligations of the Indemnifying Parties under this Article VII. Such Indemnified Party shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such claim (and the costs and expenses incurred by the Indemnified Party in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the amount for which the Indemnified Party may seek indemnification pursuant to a claim made hereunder); provided, however, that except with the consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed), no such settlement or resolution shall be determinative of the amount of Losses or the underlying facts and circumstances relating to such claim; provided, further, however, that the consent of the Representative with respect to any such settlement or resolution shall be deemed to have been given unless the Representative shall have objected within thirty (30) calendar days after a written request for such consent. In the event that the Representative consents to any such settlement or resolution, the Indemnifying Parties shall have no power or authority to object under any provision of this Article VII to the amount of such settlement or resolution. To the extent it does not affect any privilege relating to any Indemnified Party, the Representative shall be entitled, at the Indemnifying Parties’ expense, to participate in, but not to determine or conduct, any defense of such Third-Party Claim or settlement negotiations with respect thereto and the Indemnified Party shall consider in good faith recommendations made by the Representative with respect thereto. For the avoidance of doubt and subject to the other terms of this Agreement, the Representative and the Indemnifying Parties shall keep any information obtained in connection with such Third-Party Claim confidential in accordance with Section 8.6 hereof as though such information was subject to the terms of the Confidential Disclosure Agreement, and in no event shall the Representative or any Indemnifying Party disclose such information to any third party unless and until such party has executed a confidentiality agreement with respect to such information, or is otherwise subject to applicable confidentiality obligations, containing confidentiality terms no less favorable to the parties than those contained in the Confidential Disclosure Agreement. Notwithstanding anything in this Agreement or the Confidential Disclosure Agreement to the contrary, the Representative will not be required to return or destroy any information prior to such time as its responsibilities in connection with the transactions contemplated by this Agreement are complete. The Indemnified Parties will have the right in their sole discretion to settle or otherwise consent to the resolution of any Third-Party Claim.
7.6Representative.
(a)By virtue of the execution and delivery of a Joinder Agreement and/or a Stockholder Written Consent, and the adoption of this Agreement and approval of the Merger by the Stockholders, each of the Indemnifying Parties shall be deemed to have agreed to appoint, and hereby designates, Shareholder Representative Services LLC as its agent and attorney-in-fact, as the Representative for and on behalf of the Indemnifying Parties for all purposes in connection with this Agreement and the agreements ancillary hereto, including to give and receive notices and communications in respect of indemnification claims under this Agreement, to authorize payment to any Indemnified Party from the Holdback Amount in satisfaction of any indemnification claims hereunder by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any such indemnification claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any such indemnification claim by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement or the Transactions, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing or (ii) mandated or permitted by the terms of this Agreement or the agreements ancillary hereto. Such agency may be changed by the Indemnifying Parties from time to time upon not less than thirty (30) calendar days prior written notice to Parent; provided, however, that the Representative may not be removed unless holders of a two-thirds interest of the Holdback Amount agree to such removal and to the identity of the substituted agent. The Representative may resign at any time. Notwithstanding the foregoing, in the event of a resignation of the Representative or other vacancy in the position of Representative, such vacancy may be filled by the holders of a majority in interest of the

Holdback Amount. No bond shall be required of the Representative. After the Closing, notices or communications to or from the Representative shall constitute notice to or from the Indemnifying Parties.
(b)The Representative shall not be liable for any act done or omitted in connection with the Representative’s services pursuant to this Agreement and any agreements ancillary hereto except in the event of liability directly resulting from the Representative’s bad faith, gross negligence or willful misconduct. The Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Parties shall severally, and not jointly, solely for its, his or her Aggregate Pro Rata Portion, indemnify and defend the Representative and hold the Representative harmless from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder or under any agreements ancillary hereto, including the reasonable fees and expenses of any legal counsel retained by the Representative (“Representative Expenses”), in each case, as such Representative Expense is incurred or suffered; provided, that in the event that any such Representative Expense is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Indemnifying Parties the amount of such indemnified Representative Expense to the extent attributable to such gross negligence or willful misconduct; provided, further, that the liability of each Indemnifying Party for indemnification claims by the Representative under this Agreement shall be limited, in the aggregate, to a dollar amount equal to the portion of the Total Consideration actually received by such Indemnifying Party pursuant to this Agreement (without regard to any withholding applicable to such payments). If not paid directly to the Representative by the Indemnifying Parties, any such Representative Expenses may be recovered by the Representative from (i) the Representative Expense Amount and (ii) the amounts of the Holdback Amount at such time as remaining amounts would otherwise be distributable to the Indemnifying Parties in accordance with the terms of this Agreement. The Representative Expense Amount shall be available to pay directly, or reimburse the Representative for, any Representative Expenses. For the avoidance of doubt, while this Section 7.6(b) allows the Representative to be paid from the Representative Expense Fund and the Holdback Amount, this Section 7.6(b) shall not limit the obligation of any Indemnifying Party to promptly pay such Representative Expenses as they are incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative under this Section 7.6. The Indemnifying Parties acknowledge and agree that the foregoing indemnities in this Section 7.6(b) will survive the resignation or removal of the Representative or the termination of this Agreement. Following the completion of the Representative’s duties, the Representative shall distribute such portion of the Representative Expense Amount that has not been used to reimburse the Representative for Representative Expenses, if any, to the Paying Agent and the Surviving Corporation (in respect of amounts held in the Representative Expense Fund on behalf of holders of Vested Company Options), who will each promptly distribute such funds to the Indemnifying Parties in accordance with their respective Pro Rata Portions. A decision, act, consent or instruction of the Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 8.2 or Section 8.3, shall constitute a decision of the Indemnifying Parties and shall be final, conclusive and binding upon the Indemnifying Parties; and Parent and their respective Affiliates (including the Surviving Corporation) may rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of the Indemnifying Parties. Parent and its respective Affiliates (including the Surviving Corporation) are hereby relieved from any liability to any Person (including the Holders) for any acts done by them in accordance with such decision, act, consent or instruction of the Representative.
7.7Acknowledgement; Waiver of Conflicts; Retention of Privilege.
(a)Notwithstanding that the Company and its Subsidiaries have been represented by Goodwin Procter, LLP (the “Firm”) prior to the date hereof, including, without limitation, in connection with the preparation, negotiation and execution of this Agreement and the Related Agreements (collectively, the “Transaction Agreements”), each of Parent and the Company agrees, on their own behalf and on behalf of the Surviving Corporation after the Effective Time, that after the Closing the Firm may represent the Representative, the Indemnifying Parties and/or their Affiliates in all matters related to the Transaction Agreements, including without limitation in respect of any indemnification claims pursuant to the Transaction Agreements or such other disputes in which the interests of the Representative and/or the Indemnifying Parties may be directly adverse to Parent and its Subsidiaries (including the Surviving Corporation). Each of Parent and the Company hereby acknowledges, on behalf of itself and its Affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation.
ARTICLE VIII

GENERAL PROVISIONS
8.1Certain Interpretations.  When a reference is made in this Agreement to an Annex, or Exhibit, such reference shall be to an Annex or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” All references in this Agreement to “$” or dollars shall mean U.S. denominated dollars (and to the extent any amounts are not referenced in U.S. denominated dollars, such amounts shall be calculated on an as-converted basis to U.S. denominated dollars using the spot exchange rate as of the close of business on the Business Day prior to Closing). The phrases “ordinary course,” “ordinary course of business,” “ordinary course of business consistent with past practices” and other similar phrases shall all be construed to mean the usual, regular and ordinary course of business of the Company and the Subsidiaries, consistent in nature, scope, frequency and magnitude with past practices. The table of contents and headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. No prior draft of this Agreement, any Related Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).

8.2Amendment.  This Agreement may be amended at any time by execution of an instrument in writing signed by Parent, the Representative and, prior to the Effective Time, the Company (or the Representative following the Effective Time); provided, that no amendment after the receipt of the Requisite Stockholder Approval and which requires Stockholder approval under applicable Legal Requirements shall be effective until the receipt of the Requisite Stockholder Approval with respect to such amendment. For purposes of this Section 8.2, subject to the proviso in the prior sentence, the Stockholders are deemed to have agreed that any amendment of this Agreement signed by the Representative shall be binding upon and effective against each of the Holders whether or not they have signed such amendment.
8.3Waiver.  At any time prior to the Closing, Parent, on the one hand, and the Company, on the other hand, may, to the extent permitted under any applicable Legal Requirements, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party set forth herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party set forth herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party that is granting such extension and/or waiver. For purposes of this Section 8.3, the Holders are deemed to have agreed that any extension or waiver signed by the Company shall be binding upon and effective against all Stockholders whether or not they have signed such extension or waiver. No extension or waiver of any provision of this Agreement or any breach or default thereof shall extend to or affect in any way any other provision or other prior or subsequent breach or default.
8.4Assignment.  This Agreement shall not be assigned by any party to this Agreement, whether by operation of law or otherwise without the prior written consent of the non-assigning parties, except that Parent and Merger Sub may, without the consent of any other party, assign their rights and delegate their obligations hereunder, in whole or in part, (a) to any of their Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder or (b) to any subsequent acquirer of Parent, the Surviving Corporation or any of the Subsidiaries or all or substantially all of their respective assets, taken as a whole.
8.5Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or sent by electronic mail (with confirmation or receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email), provided that with respect to notices delivered to the Representative, such notices must be delivered solely email:
(a)if to Parent or Merger Sub, to:
Medallia, Inc.
575 Market Street, Suite 1850
San Francisco, CA 94105
Attention: Drew Grasham, EVP, General Counsel and Corporate Secretary
Email: ***

         with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C.
        650 Page Mill Road
        Palo Alto, CA 94304
        Attention: Melissa V. Hollatz
        Email: ***
(b)if to the Company (prior to the Closing), to:

StellaService Inc.
75 Board St., Suite 1010
New York, NY 10004
Attention: Jordy Leiser
Email: ***
with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: John Egan
Email: ***

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attention: Andrew Pusar
Email: ***

(c) if to the Indemnifying Parties (after Closing) or to the Representative, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: ***
Facsimile: ***
Telephone: ***
8.6Confidentiality.  Each of the parties hereto (other than the Representative) hereby agrees that the information obtained in any investigation pursuant to Section 5.4, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the Transactions, including the existence of this Agreement and the terms herein, shall be governed by the terms of the Confidentiality and Non-Disclosure Agreement dated as of July 17, 2020 (the “Confidential Disclosure Agreement”), between Parent and the Company; provided that notwithstanding anything contained in the Confidential Disclosure Agreement, the Representative shall be permitted to disclose such information to the Indemnifying Parties who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto. The Company and its Affiliates and its Advisers shall not disclose any of the terms of this Agreement or the Related Agreements (including the economic terms) or any non-public information about any other party hereto to any other Person without the prior written consent of the other party hereto about which such non-public information relates.  In this regard, the Company acknowledges that the common stock of Parent is publicly traded and that certain information obtained during the course of such party’s due diligence could be considered to be material non-public information within the meaning of federal and state securities Legal Requirements.  Accordingly, the Company acknowledges and agrees not to engage in any discussions, correspondence or transactions in the common stock of Parent in violation of applicable securities Legal Requirements.  The Representative agrees to keep confidential all Confidential Information disclosed to the Representative in connection with this Agreement and the effectuation of the Transactions; provided, however, following the Closing, the Representative shall be permitted to disclose information as required by Legal Requirement or to employees, advisors, agents or consultants of the Representative and to the Stockholders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.
8.7Public Disclosure.  Except as required by Legal Requirements (in which case, to the extent permissible by such Legal Requirements, Parent shall have the right to review and comment on any such statement or communication to be made pursuant to any such Legal Requirement prior to making any such statement or communication), neither the Company nor any of its Advisers shall issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the Transactions, including the terms thereof, without the consent of Parent. Notwithstanding the foregoing, the provisions of this Section 8.7 shall not prohibit (i) each Holder that is a venture capital, private equity other investment fund and its respective Affiliates may provide information about the subject matter of this Agreement and the Company (including its performance and improvements and certain other Confidential Information) to current, former, future or prospective limited partners or other investors in connection with their ordinary course business operations, including fund raising, marketing, information or reporting activities, but only to the extent that such limited partners or other investors are party to a confidentiality agreement or similar agreement that obligates such limited partner or investor to keep such information confidential, (ii) any disclosure to any Stockholder or any of its representatives in connection with its evaluation of this Agreement and the transactions contemplated hereby, or (iii) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement. Notwithstanding anything in this Agreement or the Confidential Disclosure Agreement to the contrary, following Closing and after the public announcement of the Merger, the Representative shall be permitted to publicly announce that it has been engaged to serve as the Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.
8.8Third Party Expenses.  Except as otherwise provided in this Agreement, each party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Related Agreements; provided, however, that all Third Party Expenses that are incurred by the Company or any Subsidiary shall be deducted from the Total Consideration payable hereunder pursuant to the adjustments contemplated by the definition of Total Consideration.
8.9Entire Agreement.  This Agreement, Annexes hereto, the Exhibits hereto, the Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other person any rights or remedies hereunder.

8.10No Third Party Beneficiaries.  Nothing in this Agreement is intended to, or shall be construed to, confer upon any other person any rights or remedies hereunder, except for the D&O Indemnified Parties under Section 5.6 and the Indemnified Parties under Article VII and that from and after the Closing, each Holder is an intended third party beneficiaries of the provisions in Article I with respect to, and subject to, the terms thereof governing the payment of the Total Consideration to such Holder.
8.11Specific Performance and Other Remedies.
(a)The parties to this Agreement agree that damages in the event of a breach by a party of this Agreement would be difficult if not impossible to ascertain and irreparable damage would occur in the event that any of the provisions of this Agreement are not performed by any party in accordance with their specific terms or were otherwise breached by such party. The parties to this Agreement accordingly agree that in the event of any breach or threatened breach by a party or parties hereto of any covenant, obligation or other agreement set forth in this Agreement, (i) each other party shall be entitled, without any requirement to post a bond or others security or any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction, temporary restraining order or any other equitable relief preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Action. Each party agrees that it will not oppose or otherwise challenge the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief.
(b)Any and all remedies herein expressly conferred herein upon a party hereto shall, subject in all respects to the limitations set forth in Article VII (including Section 7.2(d)), be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.
(c)The liability of any Person under Article VII will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on fraudulent acts or omissions, or intentional misrepresentation or willful breach.
8.12Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
8.13Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of, and without giving effect to, the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
8.14Exclusive Jurisdiction.  Subject to Sections 7.4(d) and 7.4(e), each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the state courts of the State of Delaware in connection with any matter based upon or arising out of this Agreement and the Transactions or any other matters contemplated herein (or, only if the state courts of the State of Delaware decline to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Subject to Sections 7.4(a) and 7.4(d), each party agrees not to commence any legal proceedings related hereto except in such state courts of the State of Delaware (or, only if the state courts of the State of Delaware decline to accept jurisdiction over a particular matter, in any federal court within the State of Delaware). By execution and delivery of this Agreement, subject to Sections 7.4(d) and 7.4(e), each party hereto and the Holders irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under the this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto and the Holders irrevocably consent to the service of process out of any of the aforementioned courts in any such Action by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Legal Requirement. The parties hereto and the Holders hereby waive any right to stay or dismiss any Action under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (b) that such Action is brought in an inconvenient forum, that venue for the Action is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.
8.15Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT, THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT EACH SUCH PARTY MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
8.16Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Representative have caused this Agreement to be executed as of the date first written above.
        MEDALLIA, INC.

        By: /s/ Roxanne Oulman
        Name: Roxanne Oulman
        Title: Chief Financial Officer

        STEELY MERGER SUB, INC.

        By: /s/ Roxanne Oulman
        Name: Roxanne Oulman
        Title: Treasurer

        STELLASERVICE INC.

        By: /s/ Jordan Leiser
        Name: Jordan Leiser
        Title: Chief Excutive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Representative

        By: /s/ Sam Riffe
        Name: Sam Riffe
        Title: Managing Director

[AGREEMENT AND PLAN OF MERGER]

ANNEX A

CERTAIN DEFINED TERMS
“280G Approval” shall have the meaning assigned to it in Section 5.10.
“280G Waivers” shall mean the 280G Waivers executed and delivered by certain Employees or any other “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) prior to the solicitation of the 280G Approval in a form that is reasonably acceptable to Parent.
“Action” shall mean any action, suit, claim, allegation of wrongdoing, allegation of misappropriation of any rights (including of any Intellectual Property Rights), litigation, audit, proceeding, arbitration or other similar dispute (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private).
“Affiliate” of any Person shall mean another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Aggregate Exercise Amount” shall mean the aggregate exercise price of all Vested Company Options and Company Warrants outstanding and unexercised immediately prior to the Effective Time that are in the money, including any Vested Company Options that accelerate and become exercisable in connection with or as a result of the Transactions.
“Aggregate Pro Rata Portion” shall mean, with respect to each Holder, the aggregate sum of the Pro Rata Portions applicable to the Company Stock, Company Warrants and Vested Company Options held by such Holder. For the avoidance of doubt, the sum of the Aggregate Pro Rata Portion of all Holders shall be equal to one hundred percent (100%).
“Anti-Corruption Laws” shall mean all U.S. and non-U.S. Legal Requirements relating to the prevention of corruption, money laundering and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.
“Base Consideration” shall mean $100,000,000.
“Book Entry” shall mean shares of Company Capital Stock that are held in non-certificated book entry form (including shares of Company Capital Stock that are held in electronic form through the Company’s online capitalization management platform).
“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California are authorized or obligated by law or executive order to close.
“Certificate of Merger” shall mean the certificate of merger filed with the Secretary of State of the State of Delaware for the purposes of effecting the Merger.
“Change in Control Payments” shall mean all bonus, severance, retention, sale bonus, success, change of control or other similar payments, including the Transaction Bonuses, that are due and payable as a result of or in connection with the consummation of the Transactions (but excluding (i) any payments made to Holders pursuant to Section 1.6 or (ii) any “double trigger” payment provisions that require a termination event triggered by the Company or its Subsidiaries or Parent subsequent to the Effective Time and pursuant to an agreement existing prior to the Closing), and any Transaction Payroll Taxes.
“Closing Per Option Amount” shall mean, with respect to each share underlying a Vested Company Option, an amount of cash equal to the excess of the Per Share Total Closing Residual Consideration, minus the applicable per share exercise price of such Vested Company Option.
“Closing Per Warrant Amount” shall mean, with respect to each Company Warrant, an amount of each equal to the excess of the Per Share Total Closing Residual Consideration, minus the applicable per share exercise price of such Company Warrant; provided, that the Closing Per Warrant Amount shall not be less than zero ($0).
“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Board” shall mean the Board of Directors of the Company.
“Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.
“Company Common Stock” shall mean shares of common stock, with a par value of $0.001, which are designated as “Common Stock” pursuant to the certificate of incorporation of the Company.
“Company Employee Plan” shall mean any plan, program, policy, practice, Contract, agreement or other arrangement providing for compensation, deferred compensation, retention or stay-on payment, severance, change of control, termination pay, deferred compensation, incentive, bonus, performance awards, equity or equity-related awards, welfare benefits (including post-termination or post-retirement), health benefits or medical insurance, pension and retirement benefits, vacation, sick leave, fringe benefits or other employee benefits, disability or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is maintained, contributed to or required to be contributed to by the Company, any Subsidiary or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company, Subsidiary or any ERISA Affiliate has or may have any liability or obligation.
“Company IP” shall mean any and all Intellectual Property Rights that are owned by or purported to be owned by the Company or any Subsidiary.
“Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or is reasonably likely to (i) materially impede the consummation of the Transactions in accordance with the terms hereof and Legal Requirements, or (ii) be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, provided, however, that in no event shall any Effect resulting from any of the following, either alone or in combination, be taken into account in determining whether there has been a Company Material Adverse Effect under clause (ii): (a) any failure of the Company to meet any projections or forecasts (provided, that this clause (a) shall not prevent a determination that any event, circumstance, change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect so long as such event, circumstance, change or effect is not otherwise excluded from determining whether there is a Company Material Adverse Effect), (b) any change in the economic conditions of the United States or global economy or capital or financial markets generally or prevailing interest rates, (c) general changes in the industry in which the Company operates, (d) any change in Legal Requirements or interpretations or enforcement thereof by any Governmental Entity, (e) any change in GAAP, (f) weather, natural disasters, earthquakes, or other acts of God, (g) the taking of any action expressly required by the terms of this Agreement, any Related Agreement or any other agreements contemplated hereby (and any change in the financial position of the Company as a result therefrom), (h) acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such acts of war, sabotage or terrorism or military actions, (i) any epidemic, pandemic or disease outbreak (including the COVID-19 virus) or (j) the announcement of this Agreement (including the impact thereof on relationships, contractual or otherwise with customers, suppliers, licensors, distributors, partners, providers or employees), and unless in each case of (ii)(b)-(i) such Effect disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the Company’s industry.
“Company Open Source Products” shall mean any Company Product that is subject to an Open Source License, whether such Open Source License applies directly to the Company Product or may apply to such Company Product upon the distribution or operation of the Company Product. For clarification, Company Open Source Products include any Company Products containing Software that qualifies as Open Source Software.
“Company Options” shall mean all options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person that are outstanding and unexercised as of immediately prior to the Effective Time.
“Company Preferred Stock” shall mean the Company Series A-1 Preferred Stock, Company Series A-2 Preferred Stock and Company Series B Preferred Stock.
“Company Privacy Policy” shall mean each external or internal, past or present policy or privacy or security-related representation, notice, or promise of the Company or any Subsidiary, including any policy, representation, notice, or promise relating to: (i) the privacy of users of any Company Product or any website or service operated by or on behalf of the Company or any Subsidiary; or (ii) the collection, use, storage, retention, hosting, disclosure, security, transmission, interception, transfer, disposal, or other processing of any Private Data.
“Company Product” shall mean each product (including Software and all other Technology) or service (including websites, Software-as-a-Service (SAAS), and other online services) that (i) was or is developed by or on behalf of Company or (ii) that was or is sold, marketed, distributed, licensed, provided, otherwise made available, or supported by or on behalf of the Company or any Subsidiary.
“Company Product Data” shall mean (i) all data and content uploaded or otherwise provided by or for customers or users (or any of their respective customers) of the Company or any of its Subsidiaries to, or stored by or for customers or users (or any of their respective customers) of the Company or any of its Subsidiaries on the Company Products; (ii) all data and content created, compiled, inferred, derived, or otherwise collected or obtained by or for the Company Products or by or for the Company or any of its

Subsidiaries in its provision of the Company Products or operation of the business of the Company and its Subsidiaries; and (iii) data and content compiled, inferred, or derived directly or indirectly from any of the data and content described in subclauses (i) and (ii) above.
“Company Proprietary Product” shall mean each Company Product that is not a Company Open Source Product.
“Company Restricted Stock” shall mean any shares of Company Common Stock subject to vesting or a repurchase option, risk of forfeiture or other condition under any applicable stock restriction agreement or other agreement with the Company issued and outstanding immediately prior to the Effective Time.
“Company Series A-1 Preferred Stock” shall mean shares of preferred stock, which are designated as “Series A-1 Preferred Stock” pursuant to the certificate of incorporation of the Company.
“Company Series A-2 Preferred Stock” shall mean shares of preferred stock, which are designated as “Series A-2 Preferred Stock” pursuant to the certificate of incorporation of the Company.
“Company Series B Preferred Stock” shall mean shares of preferred stock, which are designated as “Series B Preferred Stock” pursuant to the certificate of incorporation of the Company.
“Company Technology” shall mean any and all Technology owned or purported to be owned by the Company or for which the underlying Intellectual Property Rights are Company IP.
“Company Warrants” shall mean all issued and outstanding warrants to purchase Company Capital Stock.
“Computer Systems” shall mean all Technology, Company Products, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, and information contained therein, owned or operated by or for the Company or its Subsidiaries.
“Confidential Information” shall mean confidential or non-public information of the Company (including trade secrets) or any of its Subsidiaries and the confidential or non-public information provided to Company or any of its Subsidiaries by any third party which the Company or any of its Subsidiaries is obligated to keep confidential or non-public.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Consent of a Governmental Entity).
“Continuing Employee” shall mean an Employee who is employed by the Company or any of its Subsidiaries as of the Closing Date and continues his or her employment with Parent or one of its Subsidiaries on the Business Day following the Closing Date (including, for the avoidance of doubt, any employee who is on maternity leave, short-term disability leave, long-term disability leave, military leave or another approved leave of absence as of the Closing Date).
“Contract” shall mean any written, oral or implied contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license or obligation and including all amendments and schedules thereto.

“Delaware Law” shall mean the General Corporation Law of the State of Delaware.
“Developer” shall mean any Person other than an Employee, where such Person developed or contributed to any portion of any Company Proprietary Product, Company Technology and/or Company IP.
“Device Data” shall mean data collected from an IP address, web beacon, pixel tag, ad tag, cookie, JavaScript, local storage, software, or by any other means, or from a particular computer or other device or application.
“Employee” shall mean any current or former employee, individual independent contractor, consultant, or director of the Company or any Subsidiary.
“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other Contract (including, any offer letter or any agreement providing for acceleration of Company Options or any other agreement providing for compensation or benefits) between the Company or any of its Subsidiaries or any ERISA Affiliate, as applicable, and any Employee.
“Environmental Law” shall mean any Legal Requirement regarding, or to prohibit, regulate or control, a Hazardous Material, a Hazardous Material Activity, pollution or the protection of the environment or the health or safety of persons, including based on exposure to or the presence of Hazardous Materials.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any other Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.
“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“FIRPTA” shall mean the Foreign Investment in Real Property Tax Act of 1980, as amended.
“Fraud” shall mean fraud as defined by the common law of the State of Delaware.
“Fundamental Representations” shall mean each of (a) the representations and warranties of the Company set forth in Section 2.1 (Organization and Good Standing), Section 2.2 (Authority and Enforceability), Section 2.3 (Governmental Approvals and Consents) and Section 2.5 (Company Capital Structure), and (b) the representations and warranties set forth in the Company Officer’s Certificate to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause (a) of this sentence.
“GAAP” shall mean the generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Governmental Entity” shall mean any court, administrative agency or commission or other multinational, federal, state, county, local or other governmental authority, organization, instrumentality, agency or commission, whether located in the United States or outside the United States.
“Hazardous Material” shall mean any substance, material, waste, emission, or chemical that is regulated by, or for which liability or standards of conduct may be imposed pursuant to, Environmental Law, or which has been designated by any Governmental Entity or by Environmental Law to be hazardous, toxic, a pollutant, or contaminant, or otherwise a danger to health, reproduction or the environment, including without limitation, polychlorinated biphenyls, asbestos, petroleum, urea-formaldehyde and all substances listed a hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976 (“RCRA”), as amended, and the regulations promulgated pursuant to CERCLA and RCRA.
“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, disposal, arrangement for disposal, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, including, without limitation, compliance with any registration, recycling, product take-back or product content requirements, including without limitation the European Union directives on the restriction on the use of hazardous material in electrical and electronic equipment, the waste electrical and electronic equipment directive.
“HIPAA” shall mean, collectively, the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations at 45 C.F.R. Parts 160, 162 and 164 et seq., as amended and supplemented by the HITECH Act.
“HITECH Act” shall mean the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 Pub. Law No. 111-5 and all regulations promulgated pursuant thereto.
“Holdback Amount” shall mean an amount of cash equal to $600,000.
“Holders” shall mean the Stockholders, Optionholders and Warrantholders as of immediately prior to the Effective Time.
“Inbound License” shall mean any Contract to which the Company or any Subsidiary is a party, pursuant to which the Company or any Subsidiary is granted a license, covenant not to sue, concurrent use, consent-to-use or other rights with respect to the Intellectual Property Rights of another Person, including for use or exploitation in Company Products or that is otherwise used in the operation of the business, excluding non-disclosure agreements, licenses for Off the Shelf Software or Open Source Software, and licenses from employees and independent contractors granted substantially in the form of the Company’s standard forms of employee or independent contractor invention assignment agreement.
“Indebtedness” of any Person shall mean, without duplication: (a) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured and all obligations evidenced by bonds, debentures, notes or similar instruments; (b) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as long-term liabilities; (c) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are required to be classified and accounted for under GAAP as capital leases; (d) all liabilities of such Person evidenced by any letter of credit or similar credit transaction entered into for the purpose of securing any lease deposit; (e) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, surety or performance bond or similar credit transaction; (f) all liabilities to any Person under any earn-out or similar performance payment (excluding any incentive compensation arrangements and payments made to Holders pursuant to Section 1.6); (g) all liabilities for any accrued but unpaid interest, principal, premium, related expenses, prepayment penalties, commitment and other fee, sale or liquidity participation amounts, reimbursements and all other amounts payable in connection with the foregoing which would be payable if such Indebtedness was paid in full at the Closing to the extend such Indebtedness will be paid at the Closing; and (h) all guarantees by such Person of any liabilities of a third party of a nature similar to the foregoing to the extent of the obligation guaranteed; provided, that Indebtedness shall not be deemed to include (i) any accounts payable incurred in the ordinary course of business and (ii) Third Party Expenses.
“Indemnified Taxes” shall mean (a) any and all Taxes of or with respect to the Company or any Subsidiary for all Pre-Closing Tax Periods, treating any advance payments, deferred revenues or other prepaid amounts received or arising in any Pre-Closing Tax Period as subject to Tax in such period, regardless of when actually recognized for income Tax purpose, and with respect to any Straddle Period, determined in accordance with Section 5.8(b), including Taxes that are not yet due and payable as of the Closing Date and any Taxes imposed with respect to income of the Company or any Subsidiary for a Pre-Closing Tax Period as a result of Section 965 of the Code, (b) any and all Taxes for which the Indemnifying Parties are responsible pursuant to Section 1.9, (c) any Transaction Payroll Taxes and fifty percent (50%) of any Transfer Taxes, (d) any and all Taxes of any Person (other than the Company or any Subsidiary) imposed on the Company or any Subsidiary pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Legal Requirement as the result of having been, prior to the Closing, a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto, and (e) any and all Taxes of any Person imposed on the Company or any Subsidiary as a transferee or successor, by assumption, by Contract, pursuant to any Legal Requirement or otherwise, as the result of transactions or events occurring prior to the Closing; provided that, (i) the calculation of any such Taxes shall take into account any deductions attributable to Third Party Expenses and Transaction Payroll Taxes and any available net operating losses to the extent such items were accrued by the Company or any Subsidiary in a Pre-Closing Tax Period to the maximum extent permitted by applicable Legal Requirements and (ii) only Transfer Taxes allocated to the Indemnifying Parties pursuant to Section 5.5 shall constitute Indemnified Taxes.
“Intellectual Property Rights” shall mean all intellectual property rights, including rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) copyrights, mask work rights, and analogous rights in works of authorship; (b) trademarks, service marks, trade names, and trade dress rights and analogous rights in Internet domain names, logos, and other indicia of origin, together with all goodwill associated therewith; (c) trade secrets and analogous rights in confidential information; (d) patent and industrial design rights, and equivalent or similar rights in, or arising out of, inventions (whether or not patentable), invention disclosures, improvements, modifications, methods or processes; (e) moral rights; (f) rights in, or arising out of, or associated with databases or (g) rights in or relating to applications and registrations for any of the rights referred to in clauses (a) through (b) above, including renewals, extensions, foreign counterparts, reissues, divisionals, continuations, and continuations in part.
“IP Representations” shall mean: (a) the representations and warranties set forth in Section 2.13 (Intellectual Property); and (b) the representations and warranties set forth in the Company Officer’s

Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause (a) of this sentence.
“IRS” shall mean the United States Internal Revenue Service.
“Key Employee” shall mean each Employee set forth on Annex C.
“Knowledge” or “Known” shall mean, with respect to the Company, the knowledge of Jordan Leiser, Julie Li, David Blanke, John Ernsberger and William Beckler after reasonable inquiry; provided that with respect to matters involving Intellectual Property Rights, knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions or similar opinions of counsel or any Intellectual Property Right clearance searches, and no knowledge of any third-party Intellectual Property Right that would have been revealed by such inquiries, opinions or searches will be imputed to such individual.
“Legal Requirement” shall mean any U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, code, published administrative position, policy or principle of common law, or any Order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.
“Lien” shall mean any lien, pledge, charge, claim, mortgage, license, security interest or other encumbrance, except for Permitted Liens, and excluding, with respect to Intellectual Property Rights, nonexclusive licenses granted by the Company or its Subsidiaries to customers, distributors, resellers, and partners in the ordinary course of business.
“LSA Indebtedness” shall mean any Indebtedness owed by the Company under that certain Loan and Security Agreement, dated March 30, 2020, by and between Silicon Valley Bank, as amended and/or restated.
“Made Available” shall mean that the Company or any of its Advisers has posted such materials to the virtual data room hosted on behalf of the Company and made available to Parent and its Advisers, but only if so posted and made available (and remains available through the date of this Agreement) on or prior to the date that is one (1) day prior to the date of this Agreement.
“Major Stockholders” mean each Stockholder of the Company set forth on Annex B.
“Off the Shelf Software” shall mean unmodified software that is generally commercially available on standard terms with license fees of less than $50,000 per year.
“Open Source License” shall mean license meeting the definition of “Open Source” any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the “free software” definition (as promulgated by the Free Software Foundation), the Server Side Public License, any Creative Commons license, or any license substantially similar to any of the foregoing.
“Open Source Software” shall mean software that is made available under, or is otherwise subject to the terms of an Open Source License.
“Optionholder” shall mean any holder of any Company Options as of immediately prior to the Effective Time.

“Order” shall mean any order, judgment, injunction, ruling, edict or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.
“Outbound License” shall mean any Contract to which the Company or any Subsidiary is a party, pursuant to which the Company or any Subsidiary grants any other Person a license, covenant not to sue, concurrent use, consent-to-use, or other rights with respect to Company IP or Company Products, excluding non-disclosure agreements, Open Source Licenses, and non-exclusive licenses to customers, distributors, resellers, and partners with respect to Company Products which are substantially in accordance with Company’s applicable standard forms thereof.
“Paying Agent Agreement” shall mean the paying agent agreement by and between Parent and the Paying Agent, dated as of the Closing Date.
“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
“Per Share Total Closing Residual Consideration” shall mean a dollar amount equal to the amount obtained by dividing the (x) the Total Closing Residual Consideration by (y) the Total Outstanding Common Shares.
“Permitted Liens” shall mean: (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves for payment have been established in accordance with GAAP; (b) statutory or common law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Legal Requirements; (d) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts not yet due or payable; (e) restrictions on transfer of securities imposed by applicable state and federal securities Legal Requirements; and (f) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar Liens affecting real property not interfering in any material respect with the ordinary conduct of the business of the Company or materially detracting from the value of the property upon which such Liens exists.
“Person” shall mean any individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).
“Personal Data” shall mean: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that alone or in combination with other information directly or indirectly collected, held or otherwise managed by the Company or any Subsidiary allows the identification of or contact with a natural person, (b) any other information if such information is defined as “personal data”, “personally identifiable information”, “customer proprietary network information,” “individually identifiable health information,” “nonpublic personal information,” or “personal information” under any applicable Legal Requirement; and (c) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), to any of the foregoing.

“Plan” shall mean the Company’s Amended and Restated 2010 Stock Plan.
“PPP Loan” shall mean any Indebtedness owed by the Company in connection with the Paycheck Protection Program established under the CARES Act.
“Privacy Laws” shall mean any Legal Requirement (including HIPAA), any applicable rule, principle, or other requirement of a self-regulatory organization, and any applicable published industry best practice or other standard (including, as applicable, the PCI Data Security Standard and any other rules and regulations of payment card networks or financial institutions, to the extent applicable to the Company and its Subsidiaries) or contractual requirement, as in each case amended from time to time, pertaining to (a) privacy or restrictions or obligations related to the collection, use, disclosure, transfer, transmission, storage, security, hosting, disposal, retention, interception or other processing of Private Data or (b) direct marketing to consumers, the initiation, transmission or receipt of communications, or consumer protection.
“Private Data” shall mean, collectively, Personal Data, Company Product Data, and Device Data.
“Pro Rata Portion” shall mean, with respect to each Company Stock Certificate, Company Warrant or Vested Company Option, as applicable, a percentage equal to the quotient obtained by dividing (x) the number of Total Outstanding Common Shares represented by such Company Stock Certificate or issuable upon exercise of such Company Warrant or Vested Company Option, as applicable, by (y) the Total Outstanding Common Shares. For the avoidance of doubt, the sum of the Pro Rata Portion of all Holders shall be equal to one hundred percent (100%). Any rounding in the calculation of each Holder’s Pro Rata Portion shall be done on a per certificate and per grant basis.
“R&W Insurance Policy” shall mean the buyer side representation and warranty insurance policy insuring breaches of the representations and warranties contained in Article II of this Agreement, which includes, among other things, (i) an express waiver of subrogation rights against Holders and their Affiliates, and their respective directors, officers, employees, advisors, agents, managers, attorneys, partners, and managers, except and only to the extent of Fraud or willful breach, then only with the right to subrogate against such Person. The Indemnifying Parties shall be express third party beneficiaries of such anti-subrogation provision.
“Registered IP” shall mean all Intellectual Property Rights that are registered or filed with or by any Governmental Entity or domain name registrar, including all patents, Internet domains, registered copyrights, and registered trademarks, and all currently pending applications for any of the foregoing.
“Related Agreements” shall mean the Confidential Disclosure Agreement, the Joinder Agreements, the 280G Waivers, and all other agreements and certificates entered into by the Company, the Representative or any of the Stockholders in connection with the Transactions.
“Representative Expense Amount” shall mean an amount in cash equal to $100,000.
“Section 280G Payments” shall have the meaning assigned to it in Section 5.10.
“Series A-2 Liquidation Amount” shall mean, with respect to each share of Series A-2 Preferred Stock issued and outstanding immediately prior to the Effective Time, $0.50.

“Software” shall mean any and all (a) computer programs, apps (including any app capable of running on a tablet, mobile phone, wearable device, or other mobile devices), firmware, software (whether in source code, object code, executable format, or other form), models, algorithms, methodologies and implementations thereof, (b) development tools, descriptions and flow charts, (c) data, metadata, databases and compilations of data, whether machine readable or otherwise and (d) programmers’ annotations, notes, documentation, product user manuals, training materials and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, irrespective of the media on which it is recorded.
“Specified Liabilities” shall mean (x) Third Party Expenses that have not been satisfied as of the Closing plus (y) Change in Control Payments.
“Stockholder” shall mean any holder of any Company Capital Stock as of immediately prior to the Effective Time.
“Straddle Period” shall mean any taxable year or other taxable period beginning on or before and ending after the Closing Date.
“SVB Indebtedness” shall mean the PPP Loan and the LSA Indebtedness.
“Tax” shall mean (a) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (b) any and all liability for amounts described in clause (a) of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (c) any and all liability for amounts described in clause (a) of any Person imposed on the Company or any of its Subsidiaries as a transferee or successor, by Contract, pursuant to any law, rule or regulation, or otherwise.
“Tax Representations” shall mean: the representations and warranties set forth in Section 2.10 (Tax Matters).
“Technology” shall mean data, data collections, databases, diagrams, formulae, inventions (whether or not patentable), know-how, designs, diagrams, information, schematics, specifications, Software, user interfaces, web sites, tablet applications, works of authorship (including written, audio and visual materials) and all other forms of technology.
“Third Party Expenses” shall mean, without duplication, all fees and expenses incurred by or on behalf of the Company or any Subsidiary in connection with this Agreement, the Merger and the other transactions contemplated hereby, which constitute all legal, accounting, financial advisory, consulting, finders and all other fees and expenses incurred by the Company or any Subsidiary in connection with the negotiation and effectuation of the terms and conditions of this Agreement, all other agreements, instruments and other documents referenced herein or contemplated hereby, the Merger and the other transactions contemplated hereby.

“Total Closing Consideration” shall mean Total Consideration, minus the Holdback Amount, minus the Representative Expense Amount.
“Total Closing Residual Consideration” shall mean an amount of cash equal to the Total Closing Consideration, minus the aggregate Series A-2 Liquidation Amount payable in respect of the outstanding Company Series A-2 Preferred Stock, minus the First Contingent Purchase Price Payment (as defined in the Charter Documents), minus the Second Contingent Purchase Price Payment (as defined in the Charter Documents), plus the Aggregate Exercise Amount.
“Total Consideration” shall mean an amount of cash equal to the Base Consideration minus the Specified Liabilities.
“Total Outstanding Common Shares” shall mean (without duplication) (x) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Closing, (y) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of Vested Company Options and Company Warrants as of immediately prior to the Closing and (z) the aggregate number of shares of Company Series B Preferred Stock and Company Series A-1 Preferred Stock measured on an as-converted to Company Common Stock basis as of immediately prior to the Closing. Notwithstanding the foregoing, Total Outstanding Common Shares shall not include (a) shares of Company Common Stock underlying any Unvested Company Options, (b) shares of Company Capital Stock held by the Company or its Subsidiaries, (c) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of any Vested Company Options or Company Warrants that are not in the money or (d) the aggregate number of shares of Company Series A-2 Preferred Stock measured on an as-converted to Company Common Stock basis as of immediately prior to the Closing.
“Transaction Bonuses” shall mean the amounts of cash to be paid at the Closing to certain employees of the Company as set forth on Schedule A-5.
“Transaction Payroll Taxes” shall mean all employer portion payroll, employment, social security, unemployment and other Taxes or similar amounts required to be paid in connection with any bonuses, option cash-outs or other compensatory payments (including the Change in Control Payments) paid in connection with the Transactions (whether by Parent or the Company) other than Accrued Employee Amounts that are being paid by the Company in connection with Section 5.11(b).
“Treasury Regulation” shall mean the United States Treasury Regulations, as amended.
“Unvested Company Option” shall mean a Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time and is not a Vested Company Option.
“Vested Company Option” shall mean any Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time.
“Warrantholder” shall mean any holder of any Company Warrants as of immediately prior to the Effective Time.

Index of Other Defined Terms

Description	Section
280G Approval	5.10
Accrued Employee Amounts	5.11(b)
Affordable Care Act	2.15(g)
Agreement	Preamble
Alternative Transaction	5.1(b)
Amended or Terminated Agreements	5.9(b)
Anti-Corruption Laws	2.22
Balance Sheet Date	2.7(a)
Book Entry	1.7
Books and Records	2.25
Cancelled Shares	1.6(b)(ii)(A)
Charter Documents	2.1
Closing	1.2(a)
Closing Date	1.2(a)
Company	Preamble
Company Authorizations	2.17
Company Officer’s Certificate	1.2(b)(i)(J)
Company Registered IP	2.13(c)
Company Returns	2.10(a)
Company Stock Certificates	1.8(d)
Confidential Disclosure Agreement	8.6
Conflict	2.4
Current Balance Sheet	2.7(a)
D&O Indemnified Parties	5.6(a)
D&O Indemnified Party	5.6(a)
Disclosure Schedule	Article II
Dissenting Shares	1.6(b)(iii)
DPL	2.21(f)
EAR	2.21(a)
Effective Time	1.1
Enforceability Limitations	2.2(c)
Exchange Documents	1.8(d)
Expiration Date	7.1
Export Controls	2.21(a)
Financials	2.7(a)
Harmful Code	2.13(f)(i)
Import Restrictions	2.21(a)
Indemnification Claim Notice	7.4(a)
Indemnification Claim Objection Notice	7.4(b)

Indemnified Party	7.2(a)
Indemnifying Party	7.2(a)
Information Statement	5.2
Interested Party	2.24
Interim Financials	2.7(a)
ITAR	2.21(a)
JAMS	7.4(e)
Joinder Agreement	Preamble
Key Employee Offer Letter	Preamble
Lease Agreements	2.11
Leased Real Property	2.11
Letter of Transmittal	1.8(d)
Loan Repayment Amount	1.10
Loss	7.2(a)
Losses	7.2(a)
Major Stockholder	Preamble
Material Contracts	2.14(a)
Merger	Preamble
Merger Consideration	1.6
Merger Sub	Preamble
Most Recent Audit	2.7(a)
OFAC	2.21(a)
Parent	Preamble
Paying Agent	1.8(a)
Payment Spreadsheet	1.8(c)
Payoff Letter	1.8(j)(ii)
Pre-Closing Tax Period	5.8(a)
Repaid Indebtedness	1.8(j)(i)
Representative	Preamble
Representative Expense Fund	1.8(b)(iv)
Representative Expenses	7.6(b)
Required Vote	1.2(b)(i)(E)
Requisite Stockholder Approval	2.2(a)
Reseller Agreements	2.14(a)(ii)
SDN List	2.21(e)
Section 280G Payments	5.10
Specified Person	2.5(f)
Statement of Specified Liabilities	1.8(j)(i)
Stockholder Written Consent	5.2
Subsidiary	2.5(h)
Substantial Customer	2.14(f)

Substantial Supplier	2.14(f)
Surviving Corporation	1.1
Tax Return	2.10(a)
Third Party	5.1(b)
Third-Party Claim	7.5
Transactions	Preamble
Transfer Taxes	5.5
Unresolved Claim	7.4(f)
WARN	2.16(a)
Year End Financials	2.7(a)